Exhibit 99.1

Rogers Reports Fourth Quarter 2009 Financial and Operating Results

Adjusted Operating Profit up 14% as Revenue Grows to Over $3 Billion and Margins
Expand in each of Wireless, Cable and Media;

Wireless Data Revenue Growth Continues to be Robust at 45%;

7% Increases in Wireless Network and Cable Operations Revenue Combine with Cost
Reduction Initiatives Drive Adjusted Operating Profit Growth of 16% and 8%, Respectively;

Increases in TV Advertising and The Shopping Channel Sales Combined with Cost
Reduction Initiatives Drive 13% Adjusted Operating Profit Growth at Media;

Capex Reductions Together with Adjusted Operating Profit Growth Drive $329 Million
Year-over-Year Increase in Consolidated Fourth Quarter Free Cash Flow;

Share Buybacks and Dividends Return $607 Million of Cash to Shareholders During the Quarter

TORONTO (February 17, 2010) - Rogers Communications Inc. today announced its unaudited consolidated financial and operating results for the three months and twelve months ended December 31, 2009.

Financial highlights are as follows:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue	$3,057	$2,941	4	$11,731	$11,335	3
Operating profit(1)	1,049	902	16	4,316	4,078	6
Net income (loss)	310	(138)	n/m	1,478	1,002	48
Basic and diluted net income (loss) per share	$0.51	$(0.22)	n/m	$2.38	$1.57	52

As adjusted:(2)
Operating profit(1)	$1,101	$968	14	$4,388	$4,060	8
Net income	370	164	125	1,556	1,260	23
Basic and diluted net income per share	$0.61	$0.26	135	$2.51	$1.98	27

(1)
Operating profit should not be considered as a substitute or alternative for operating income or net income, in each case determined in accordance with Canadian generally accepted accounting principles (“GAAP”). See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period” for a reconciliation of operating profit and adjusted operating profit to operating income and net income under Canadian GAAP and the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)
For details on the determination of the ‘as adjusted’ amounts, which are non-GAAP measures, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”. The ‘as adjusted’ amounts presented above are reviewed regularly by management and our Board of Directors in assessing our performance and in making decisions regarding the ongoing operations of the business and the ability to generate cash flows. The ‘as adjusted’ amounts exclude (i) stock-based compensation (recovery) expense; (ii) integration and restructuring expenses; (iii) contract termination fees; (iv) adjustment for Canadian Radio-television and Telecommunications Commission (“CRTC”) Part II fees decision; (v) pension settlement; and (vi) in respect of net income and net income per share, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible assets, and other long-term assets and the related income tax impact of the above amounts.

n/m:	not meaningful.

Rogers Communications Inc.	1	Fourth Quarter 2009 Earnings Release

“Against a tough economic backdrop, we delivered solid financial and operating results during the fourth quarter,” said Nadir Mohamed, President and Chief Executive Officer, Rogers Communications Inc. “Importantly, the results show a healthy balance of growth, cost control, improved churn and a double-digit increase in cash flow generation.”

“2009 was a solid year for Rogers, we returned increasing amounts of cash to shareholders and we delivered on our commitments,” continued Mr. Mohamed. “Looking ahead, we are extremely well positioned with a terrific asset mix and strong customer demand for our products and services. The dividend increase and the renewal of our share buyback program for 2010 underline our continued confidence in the strategic position of the Company. ”

Highlights of the fourth quarter of 2009 include the following:

•
Generated 7% Wireless network and Cable Operations revenue growth, offset partially by lower wireless equipment sales, resulting in consolidated quarterly revenue growth of 4%. Wireless, Cable Operations and Media adjusted operating profit increased by 16%, 8%, and 13% respectively, partially offset by the declines at RBS and Retail.

•
Wireless network revenue growth was fuelled by data revenue growth of 45% and postpaid net subscriber additions of 109,000. Wireless data revenue now comprises 24% of Wireless network revenue and was helped by the activation of approximately 400,000 additional smartphone devices during the quarter, predominantly iPhone, BlackBerry and Android devices, of which approximately 40% were for subscribers new to Wireless. Subscribers with smartphones now represent 31% of the overall postpaid subscriber base, up from 19% from the same quarter last year, and generate ARPU nearly twice that of voice only subscribers. The growth in subscribers and data revenues was partially offset by ongoing economic and competitive pressures on roaming, long-distance and other usage-based revenue items.

•
Additions of digital cable and Internet subscribers at Cable both improved sequentially from the previous quarter, but have slowed from the previous year reflecting the negative economic and employment trends in Ontario where 90% of Cable’s market is concentrated. Increasing levels of product maturity have also contributed to slowing subscriber growth with Internet subscriber penetration at 71% of television subscribers, digital penetration at 72% of television households, and residential voice-over-cable telephony penetration at 41% of television subscribers.

•
Cable enhanced its position in the small business market with the launch of innovative business-grade communications services designed specifically for the Canadian small and medium enterprises segment providing multi-line small businesses with access to a suite of leading-edge telephony solutions including line hunting and simultaneous ringing.

•
Cable furthered its lead as Canada's premium video entertainment provider with the addition of 13 new high-definition channels (“HD”) to its already robust content lineup, bringing the Rogers Cable offering to more than 100 fully dedicated HD channels and over 470 HD Movies, specials and TV shows On Demand. Rogers Cable customers can now receive up to four times more HD content choices than are available through Canadian satellite TV offerings.

Rogers Communications Inc.	2	Fourth Quarter 2009 Earnings Release

•
Cable launched TV Call Display, a new product enhancement to its Rogers Home Phone and Rogers Digital TV service allowing incoming calls to be displayed and managed on customers’ TV screens, including the option to send calls directly to their Rogers voicemail with their TV remote control.

•
Cable introduced the Rogers On Demand Online portal, Canada's definitive online destination for primetime and specialty TV programming, movies, sports and web-only extras. By expanding the TV experience to the Internet, our Cable, Internet and Wireless customers can now enjoy their TV anywhere, anytime with a rapidly expanding library of top programming wherever they have an Internet connection in Canada.

•
Media began to see an upward inflection on a year-over-year basis in its quarterly advertising revenues at its broadcast TV division, as well as in discretionary consumer purchases at The Shopping Channel.

•
We closed a $1.0 billion investment grade debt offering, consisting of $500 million of 5.38% Senior Notes due November 2019 and $500 million of 6.68% Senior Notes due November 2039. Among other things, proceeds of the offering were used to redeem our US$400 million 8.00% Senior Subordinated Notes due 2012 at the prescribed redemption price of 102%.

•
We increased our ownership position in Cogeco Cable Inc. and Cogeco Inc. with the acquisition of 3.2 million subordinate voting common shares of Cogeco Cable Inc. and 1.6 million subordinate voting common shares of Cogeco Inc. These investments increase Rogers’ ownership of Cogeco Cable Inc. from approximately 14% to 20% and of Cogeco Inc. from approximately 20% to 30%.

•
We repurchased 13.4 million RCI Class B Non-Voting shares for $430 million during the quarter under our $1.5 billion share buyback program and paid dividends on our common shares totalling $177 million.

•
For the full year 2009, our free cash flow, defined as adjusted operating profit less PP&E expenditures and interest, increased 29% to $1.9 billion. For the year, we repurchased 43.8 million of our common shares for $1.35 billion and paid dividends totalling $704 million, in total returning $2.1 billion in cash to shareholders.

•
We also announced today that our Board of Directors has approved a 10% increase in the annual dividend to $1.28 per share effective immediately, and that it has approved the renewal of our normal course issuer bid (“NCIB”) program for the repurchase of up to $1.5 billion of RCI shares on the open market during the next twelve months.

This earnings release should be read in conjunction with our 2008 Annual MD&A and our 2008 Annual Audited Consolidated Financial Statements and Notes thereto, as well as our 2009 quarterly interim financial statements and other recent securities filings available on SEDAR at www.sedar.com. As this earnings release includes forward-looking statements and assumptions, readers should carefully review the sections of this release entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions”.

In this earnings release, the terms “we”, “us”, “our”, “Rogers” and “the Company” refer to Rogers Communications Inc. and our subsidiaries, which are reported in the following segments:

Rogers Communications Inc.	3	Fourth Quarter 2009 Earnings Release

•	“Wireless”, which refers to our wireless communications operations, including Rogers Wireless Partnership (“RWP”) and Fido Solutions Inc. (“Fido”);

•	“Cable”, which refers to our cable communications operations, including Rogers Cable Communications Inc. (“RCCI”) and its subsidiary, Rogers Cable Partnership; and

•
“Media”, which refers to our wholly-owned subsidiary Rogers Media Inc. and its subsidiaries, including Rogers Broadcasting, which owns a group of 54 radio stations, the Citytv television network, the Rogers Sportsnet television network, The Shopping Channel, the OMNI television stations, and Canadian specialty channels including The Biography Channel Canada, G4TechTV and Outdoor Life Network; Rogers Publishing, which publishes approximately 70 magazines and trade journals; and Rogers Sports Entertainment, which owns the Toronto Blue Jays Baseball Club (“Blue Jays”) and Rogers Centre. Media also holds ownership interests in entities involved in specialty television content, television production and broadcast sales.

“RCI” refers to the legal entity Rogers Communications Inc., excluding our subsidiaries.

Substantially all of our operations are in Canada.

Throughout this earnings release, percentage changes are calculated using numbers rounded as they appear.

Rogers Communications Inc.	4	Fourth Quarter 2009 Earnings Release

SUMMARIZED CONSOLIDATED FINANCIAL RESULTS (Unaudited)

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except per share amounts)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue
Wireless	$1,734	$1,655	5	$6,654	$6,335	5
Cable
Cable Operations	795	741	7	3,074	2,878	7
RBS	124	132	(6)	503	526	(4)
Rogers Retail	110	117	(6)	399	417	(4)
Corporate items and eliminations	(10)	(5)	100	(28)	(12)	133
	1,019	985	3	3,948	3,809	4
Media	393	394	-	1,407	1,496	(6)
Corporate items and eliminations	(89)	(93)	(4)	(278)	(305)	(9)
Total	3,057	2,941	4	11,731	11,335	3

Adjusted operating profit(1)
Wireless	744	639	16	3,042	2,806	8
Cable
Cable Operations	322	298	8	1,298	1,171	11
RBS	5	14	(64)	35	59	(41)
Rogers Retail	(2)	1	n/m	(9)	3	n/m
	325	313	4	1,324	1,233	7
Media	52	46	13	119	142	(16)
Corporate items and eliminations	(20)	(30)	(33)	(97)	(121)	(20)
Adjusted operating profit(1)	1,101	968	14	4,388	4,060	8
Stock-based compensation recovery (expense)(2)	(29)	(25)	16	33	100	(67)
Settlement of pension obligations(3)	(30)	-	n/m	(30)	-	n/m
Integration and restructuring expenses(4)	(65)	(41)	59	(117)	(51)	129
Contract termination fees(5)	(7)	-	n/m	(19)	-	n/m
Adjustment for CRTC Part II fees decision(6)	79	-	n/m	61	(31)	n/m
Operating profit(1)	1,049	902	16	4,316	4,078	6
Other income and expense, net(7)	739	1,040	(29)	2,838	3,076	(8)
Net income (loss)	$310	$(138)	n/m	$1,478	$1,002	48

Basic and diluted net income (loss) per share	$0.51	$(0.22)	n/m	$2.38	$1.57	52

As adjusted:(1)
Net income	$370	$164	125	$1,556	$1,260	23
Basic and diluted net income per share	$0.61	$0.26	135	$2.51	$1.98	27

Additions to property, plant and equipment ("PP&E")(1)
Wireless	$266	$310	(14)	$865	$929	(7)
Cable
Cable Operations	202	336	(40)	642	829	(23)
RBS	10	11	(9)	37	36	3
Rogers Retail	5	9	(44)	14	21	(33)
	217	356	(39)	693	886	(22)
Media	21	32	(34)	62	81	(23)
Corporate(8)	67	85	(21)	235	125	88
Total	$571	$783	(27)	$1,855	$2,021	(8)

(1)	As defined. See the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(4)
In the three months ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic and competitive conditions; ii) severances and restructuring expenses related to the outsourcing of certain information technology functions; iii) the integration of Futureway Communications Inc. (“Futureway”) and Aurora Cable TV Limited (“Aurora Cable”); and iv) the closure of certain Rogers Retail stores. In the three months ended December 31, 2008, costs incurred relate to i) the restructuring of our employee base to improve our cost structure in light of the declining economic conditions; ii) the integration of Futureway and Call-Net Enterprises Inc. (“Call-Net”); iii) the restructuring of Rogers Business Solutions (“RBS”); and iv) the closure of certain Rogers Retail stores.

(5)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(6)
Relates to an adjustment for CRTC Part II fees related to prior periods. For the three months ended December 31, 2009, the $79 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to August 31, 2009. For the year ended December 31, 2009, the $61 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $18 million was related to the period from January 1, 2009 to August 31, 2009, and has been recorded as a credit within adjusted operating profit.

(7)	See the section entitled “Reconciliation of Net Income to Operating Profit and Adjusted Operating Profit for the Period”.
(8)
The corporate additions to PP&E included $53 million for the three months ended December 31, 2009 and $31 million for the three months ended December 31, 2008, both of which related to spending on an enterprise-wide billing and business support system initiative.

n/m:	not meaningful.

Rogers Communications Inc.	5	Fourth Quarter 2009 Earnings Release

SEGMENT REVIEW

WIRELESS

Summarized Wireless Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue
Postpaid	$1,524	$1,428	7	$5,948	$5,558	7
Prepaid	74	70	6	297	285	4
Network revenue	1,598	1,498	7	6,245	5,843	7
Equipment sales	136	157	(13)	409	492	(17)
Total operating revenue	1,734	1,655	5	6,654	6,335	5

Operating expenses before the undernoted
Cost of equipment sales	308	326	(6)	1,059	1,005	5
Sales and marketing expenses	186	214	(13)	630	691	(9)
Operating, general and administrative expenses	496	476	4	1,923	1,833	5
	990	1,016	(3)	3,612	3,529	2
Adjusted operating profit(1)	744	639	16	3,042	2,806	8
Stock-based compensation recovery (expense) (2)	(5)	(4)	25	-	5	n/m
Settlement of pension obligations(3)	(3)	-	n/m	(3)	-	n/m
Integration and restructuring expenses(4)	(19)	(14)	36	(33)	(14)	136
Operating profit(1)	$717	$621	15	$3,006	$2,797	7

Adjusted operating profit margin as % of network revenue(1)	46.6%	42.7%		48.7%	48.0%

Additions to PP&E(1)	$266	$310	(14)	$865	$929	(7)

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(4)
In the three months ended December 31, 2009, costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions. In the three months ended December 31, 2008, costs incurred relate to the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.

Rogers Communications Inc.	6	Fourth Quarter 2009 Earnings Release

Summarized Wireless Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands, except ARPU, churn and usage)	2009	2008	Chg	2009	2008	Chg

Postpaid
Gross additions(1)	334	369	(35)	1,377	1,341	36
Net additions	109	158	(49)	528	537	(9)
Total postpaid retail subscribers	6,979	6,451	528	6,979	6,451	528
Average monthly revenue per user ("ARPU")(2)	$73.42	$74.83	$(1.41)	$73.93	$75.41	$(1.48)
Average monthly minutes of usage	588	596	(8)	585	589	(4)
Monthly churn	1.08%	1.12%	(0.04%)	1.06%	1.10%	(0.04%)

Prepaid
Gross additions	146	173	(27)	582	632	(50)
Net additions	19	41	(22)	24	67	(43)
Total prepaid retail subscribers	1,515	1,491	24	1,515	1,491	24
Average monthly minutes of usage	119	127	(8)	121	131	(10)
ARPU(2)	$16.39	$15.91	$0.48	$16.73	$16.65	$0.08
Monthly churn	2.80%	3.03%	(0.23%)	3.15%	3.31%	(0.16%)

Total Postpaid and Prepaid
Gross additions	480	542	(62)	1,959	1,973	(14)
Net additions	128	199	(71)	552	604	(52)
Total postpaid and prepaid retail subscribers	8,494	7,942	552	8,494	7,942	552
Monthly churn	1.39%	1.47%	(0.08%)	1.44%	1.51%	(0.07%)

Blended ARPU(2)	$63.23	$63.79	$(0.56)	$63.59	$64.34	$(0.75)
Blended average monthly minutes of usage	502	508	(6)	500	502	(2)

(1)
During the third quarter of 2008, an adjustment associated with laptop wireless data card (“data card”) subscribers resulted in the addition of approximately 11,000 subscribers to Wireless’ postpaid subscriber base. This adjustment is included in gross additions for the twelve months ended December 31, 2008. Beginning in the third quarter of 2008, data cards are included in the gross additions for postpaid subscribers.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”. As calculated in the “Supplementary Information” section.

Wireless Subscribers and Network Revenue

The year-over-year decrease in subscriber additions for the fourth quarter primarily reflects slower overall market growth, increased competitive intensity in certain segments of the market, and the unusually high number of additions during the second half of 2008 following the launch of the iPhone in Canada.

The increase in network revenue for the three months ended December 31, 2009, compared to the corresponding period of 2008, was driven predominantly by the continued growth of Wireless’ postpaid subscriber base and the adoption of wireless data services. Year-over-year, blended ARPU declined by 0.9%, which reflects the impact of declines in roaming and out-of-plan usage revenues as customers curtail travel and adjust their wireless usage during the economic recession. These reductions in roaming and out-of-plan usage caused a decline in the voice component of postpaid ARPU compared to the corresponding period of 2008, which was in turn largely offset by the significant growth in wireless data.

For the three months ended December 31, 2009, wireless data revenue increased by approximately 45% over the corresponding period of 2008, to $384 million. This growth in wireless data revenue reflects the continued penetration and growing usage of smartphone and wireless laptop devices which are driving the use of text messaging and e-mail, wireless Internet access and other wireless data services. For the three months ended December 31, 2009, data revenue represented approximately 24% of total network revenue, compared to 18% in the corresponding period of 2008.

Rogers Communications Inc.	7	Fourth Quarter 2009 Earnings Release

Wireless’ success in the continued year-over-year reduction of postpaid churn reflects targeted customer retention activities and continued enhancements in network coverage and quality.

Wireless activated approximately 400,000 smartphone devices, predominately iPhone 3G, BlackBerry and Android devices, during the three months ended December 31, 2009. Subscribers with smartphones represented 31% of the overall postpaid subscriber base as at December 31, 2009, compared to 19% as at December 31, 2008. These subscribers have committed to new multi-year-term contracts, and generate ARPU nearly twice that of voice only subscribers.

Wireless Equipment Sales

The year-over-year decrease in the equipment sales component of revenue, including activation fees and net of equipment subsidies, for the three months ended December 31, 2009, versus the corresponding period of 2008, reflects the lower volume of activations and modest reduction in hardware upgrades in the quarter.

Wireless Operating Expenses

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Operating expenses
Cost of equipment sales	$308	$326	(6)	$1,059	$1,005	5
Sales and marketing expenses	186	214	(13)	630	691	(9)
Operating, general and administrative expenses	496	476	4	1,923	1,833	5
Operating expenses before the undernoted	990	1,016	(3)	3,612	3,529	2
Stock-based compensation expense (recovery)(1)	5	4	25	-	(5)	n/m
Settlement of pension obligations(2)	3	-	n/m	3	-	n/m
Integration and restructuring expenses(3)	19	14	36	33	14	136
Total operating expenses	$1,017	$1,034	(2)	$3,648	$3,538	3

(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
In the three months ended December 31, 2009, costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions. In the three months ended December 31, 2008, costs incurred relate to the restructuring of our employee base to improve our cost structure in light of the declining economic conditions.

The decrease in cost of equipment sales for the three months ended December 31, 2009, compared to the corresponding period of 2008, was primarily the result of a modestly lower volume of hardware upgrades by existing subscribers versus the prior period.

Sales and marketing expenses decreased 13% compared to the prior year quarter due to lower sales volumes as well as savings resulting from cost cutting initiatives.

The year-over-year increase in operating, general and administrative expenses for the fourth quarter, excluding retention spending discussed below, was driven by a combination of growth in the Wireless subscriber base and increases in information technology and customer care, predominately offset by savings related to operating and scale efficiencies across various functions.
Total retention spending, including subsidies on handset upgrades, was $153 million in the three months ended December 31, 2009, compared to $176 million in the corresponding period of 2008. The retention spending for the three months ended December 31, 2009 decreased compared to the corresponding period of 2008 as a result of a modestly lower amount of upgrade activity by existing subscribers versus the prior period.

Rogers Communications Inc.	8	Fourth Quarter 2009 Earnings Release

Wireless Adjusted Operating Profit

The 16% year-over-year increase in adjusted operating profit and adjusted operating profit margin of 46.6% on network revenue (which excludes equipment sales revenue) for the three months ended December 31, 2009 primarily reflects the increase in network revenue and the decrease in the total operating expenses discussed above.

Wireless Additions to Property, Plant and Equipment (“PP&E”)

Wireless additions to PP&E are classified into the following categories:

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Additions to PP&E
High-Speed Packet Access ("HSPA")	$101	$76	33	$345	$315	10
Network - capacity	82	54	52	239	200	20
Network - other	36	108	(67)	152	262	(42)
Information technology and other	47	72	(35)	129	152	(15)
Total additions to PP&E	$266	$310	(14)	$865	$929	(7)

Additions to Wireless PP&E reflect spending on network capacity, such as radio channel additions and network enhancing features. Additions to PP&E associated with the deployment of our HSPA network were mainly for the continued roll-out to various markets across Canada along with upgrades to the network to enable higher throughput speeds. Other network-related PP&E additions included national site build activities, test and monitoring equipment, network sectorization work, operating support system activities, investments in network reliability and renewal initiatives, infrastructure upgrades, and new product platforms. Information technology and other wireless specific system initiatives included billing and back-office system upgrades, and other facilities and equipment spending.

HSPA spending for the three months ended December 31, 2009 increased over the same period of the prior year due to the rollout of services of up to 21 Mbps in major urban centres. Capacity spending increased over the prior year period due to the acquisition of IP transmission interfaces and augmentation to the radio access network to meet demand for migrations from GSM to HSPA due to the continued adoption of 3G devices. Offsetting these increases from the corresponding period of the prior year was lower spending on enhancements to services and capabilities included in other network additions due to lower site build activity.

Rogers Communications Inc.	9	Fourth Quarter 2009 Earnings Release

CABLE

Summarized Cable Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008(1)	% Chg

Operating revenue
Cable Operations(2)	$795	$741	7	$3,074	$2,878	7
RBS	124	132	(6)	503	526	(4)
Rogers Retail	110	117	(6)	399	417	(4)
Intercompany eliminations	(10)	(5)	100	(28)	(12)	133
Total operating revenue	1,019	985	3	3,948	3,809	4

Adjusted operating profit (loss) before the undernoted
Cable Operations(2)	322	298	8	1,298	1,171	11
RBS	5	14	(64)	35	59	(41)
Rogers Retail	(2)	1	n/m	(9)	3	n/m
Adjusted operating profit(3)	325	313	4	1,324	1,233	7
Stock-based compensation recovery (expense)(4)	(9)	(7)	29	12	32	(63)
Settlement of pension obligations(5)	(11)	-	n/m	(11)	-	n/m
Integration and restructuring expenses(6)	(29)	(10)	190	(46)	(20)	130
Adjustment for CRTC Part II fees decision(7)	60	-	n/m	46	(25)	n/m
Operating profit(3)	$336	$296	14	$1,325	$1,220	9

Adjusted operating profit (loss) margin(3)
Cable Operations(2)	40.5%	40.2%		42.2%	40.7%
RBS	4.0%	10.6%		7.0%	11.2%
Rogers Retail	(1.8%)	0.9%		(2.3%)	0.7%

Additions to PP&E(3)
Cable Operations(2)	$202	$336	(40)	$642	$829	(23)
RBS	10	11	(9)	37	36	3
Rogers Retail	5	9	(44)	14	21	(33)
Total additions to PP&E	$217	$356	(39)	$693	$886	(22)

(1)	The operating results of Aurora Cable are included in Cable’s results of operations from the date of acquisition on June 12, 2008.
(2)	Cable Operations segment includes Core Cable services, Internet services and Rogers Home Phone services.
(3)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(6)
In the three months ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions; ii) the integration of Futureway and Aurora Cable; and iii) the closure of certain Rogers Retail stores. In the three months ended December 31, 2008, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions; ii) the integration of Futureway, Aurora Cable and Call-Net; iii) the restructuring of RBS; and iv) the closure of certain Rogers Retail stores.

(7)
Relates to an adjustment for CRTC Part II fees related to prior periods. For the three months ended December 31, 2009, the $60 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to August 31, 2009. For the year ended December 31, 2009, the $46 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $14 million was related to the period from January 1, 2009 to August 31, 2009, and has been recorded as a credit within adjusted operating profit.

The following segment discussions provide a detailed discussion of the Cable operating results.

Rogers Communications Inc.	10	Fourth Quarter 2009 Earnings Release

CABLE OPERATIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

Operating revenue
Core Cable	$465	$430	8	$1,780	$1,669	7
Internet	202	182	11	781	695	12
Rogers Home Phone	128	129	(1)	513	514	-
Total Cable Operations operating revenue	795	741	7	3,074	2,878	7

Operating expenses before the undernoted
Sales and marketing expenses	61	58	5	243	248	(2)
Operating, general and administrative expenses	412	385	7	1,533	1,459	5
	473	443	7	1,776	1,707	4
Adjusted operating profit(1)	322	298	8	1,298	1,171	11
Stock-based compensation recovery (expense)(2)	(8)	(7)	14	12	30	(60)
Settlement of pension obligations(3)	(10)	-	n/m	(10)	-	n/m
Integration and restructuring expenses(4)	(20)	(7)	186	(31)	(9)	n/m
Adjustment for CRTC Part II fees decision(5)	60	-	n/m	46	(25)	n/m
Operating profit(1)	$344	$284	21	$1,315	$1,167	13

Adjusted operating profit margin(1)	40.5%	40.2%		42.2%	40.7%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(4)
In the three months ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions; and ii) the integration of Futureway and Aurora Cable. In the three months ended December 31, 2008, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions; and ii) the integration of Futureway, Aurora Cable, and Call-Net.

(5)
Relates to an adjustment for CRTC Part II fees related to prior periods. For the three months ended December 31, 2009, the $60 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to August 31, 2009. For the year ended December 31, 2009, the $46 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $14 million was related to the period from January 1, 2009 to August 31, 2009, and has been recorded as a credit within adjusted operating profit.

Rogers Communications Inc.	11	Fourth Quarter 2009 Earnings Release

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands)	2009	2008(1)	Chg	2009	2008(1)	Chg

Cable homes passed(2)	3,635	3,547	88	3,635	3,547	88

Television
Net additions (losses)(3)	3	4	(1)	(24)	9	(33)
Total Television subscribers(4)	2,296	2,320	(24)	2,296	2,320	(24)

Digital Cable
Households, net additions	39	61	(22)	114	191	(77)
Total households(4)	1,664	1,550	114	1,664	1,550	114

Cable High-speed Internet
Net additions(5)	22	22	-	48	109	(61)
Total Internet subscribers (residential)(4)(5)(6)	1,619	1,571	48	1,619	1,571	48

Cable telephony lines
Net additions and migrations(7)	28	40	(12)	97	182	(85)
Total Cable telephony lines(4)	937	840	97	937	840	97

Circuit-switched lines
Net losses and migrations(7)	(19)	(39)	20	(91)	(119)	28
Total circuit-switched lines	124	215	(91)	124	215	(91)

(1)	Certain of the comparative figures have been reclassified to conform to the current year presentation.
(2)	Since December 31, 2008, a change in subscriber reporting resulted in a cumulative decrease to cable homes passed of approximately 171,000.
(3)
During 2008, a reclassification of certain subscribers had the impact of increasing television net additions by approximately 16,000. In addition, television net subscriber additions for the twelve months ended December 31, 2008 reflect the impact of the conversion of a large municipal housing authority's cable TV arrangement with Rogers from a bulk to an individual tenant pay basis, which had the impact of reducing television subscribers by approximately 5,000.

(4)
On June 12, 2008, we acquired approximately 16,000 television subscribers, 11,000 high-speed Internet subscribers, 6,000 digital cable households and 2,000 cable telephony lines from Aurora Cable. These subscribers are not included in net additions for the twelve months ended December 31, 2008.

(5)
Cable high-speed Internet subscriber base excludes ADSL subscribers of 5,000 and 10,000 at December 31, 2009 and 2008, respectively. In addition, net additions exclude ADSL subscriber losses of 1,000 and 2,000 in the three months ended December 31, 2009 and 2008, respectively.

(6)
During 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for the three and twelve months ended December 31, 2008.

(7)	Includes approximately 2,000 and 21,000 migrations from circuit-switched to cable telephony for the three months ended December 31, 2009 and 2008, respectively.

Increased levels of penetration for many of Cable’s products and a level of increased competitive intensity, combined with an economic recession in Ontario, which drove a slowdown in new home construction and high rates of unemployment, resulted in lower net additions of most of our cable products in the three months ended December 31, 2009, compared to the corresponding period of 2008. The impact of this recession has affected sales of Cable’s products as customers move residences less and the growth in new home construction has slowed significantly, which historically are two of Cable’s largest sources of new product sales. In response to these conditions, Cable has implemented strategic cost reduction and efficiency improvement initiatives to enable a sustained reduction of operating costs.

Rogers Communications Inc.	12	Fourth Quarter 2009 Earnings Release

Core Cable Revenue

Within Cable Operations, the increase in Core Cable revenue for the three months ended December 31, 2009, compared to the corresponding period of 2008, reflects the continued increasing penetration of our digital cable product offerings. Additionally, the impact of certain price changes introduced during the previous twelve months to both our analog and digital cable services contributed to the growth in revenue.

Cable continues to lead the Canadian cable industry in digital penetration. The digital cable subscriber base grew by 7% from December 31, 2008 to December 31, 2009, to 72% of television households, compared to 67% as at December 31, 2008. Increased demand from subscribers for digital content, HDTV and personal video recorder (“PVR”) equipment continue to drive the growth in the digital subscriber base.

Cable Internet Revenue

The year-over-year increase in Internet revenues for the three months ended December 31, 2009, primarily reflects the increase in the Internet subscriber base, combined with Internet services price changes made during the previous twelve months and incremental revenue from additional usage charges for customers who exceed monthly gigabyte allowances associated with their respective plans.

With the high-speed Internet base now at approximately 1.6 million subscribers, Internet penetration is approximately 45% of the homes passed by our cable networks and 71% of our television subscriber base.

Rogers Home Phone Revenue

The Rogers Home Phone revenue for the three months ended December 31, 2009, reflects the year-over-year growth in the cable telephony customer base comprised of cable telephony revenue growth of approximately 12% for the quarter, offset by the ongoing decline of the legacy circuit-switched telephony and long-distance only customer bases. The lower net additions of cable telephony lines in the fourth quarter of 2009 versus the corresponding period of 2008 reflects a decline of approximately 19,000 circuit switched customer migrations in 2009, as the majority of eligible customers had been migrated by the end of 2008.

Cable telephony lines in service grew 12% from December 31, 2008 to December 31, 2009. At December 31, 2009, cable telephony lines represented 26% of the homes passed by our cable networks and 41% of television subscribers.

Cable continues to focus principally on growing its on-net cable telephony line base. As part of this on-net focus, Cable continued to significantly de-emphasize circuit-switched sales through 2009 and intensified its efforts to convert circuit-switched lines that are within the cable territory onto its cable telephony platform. Of the 28,000 net line additions to cable telephony during the fourth quarter of 2009, approximately 2,000 were migrations of lines from our legacy circuit-switched platform to our cable telephony platform. Because of the strategic decision in early 2008 to de-emphasize sales of the circuit-switched telephony product outside of the cable footprint, Cable expects that circuit-switched net line losses will continue as that base of subscribers continues to contract over time.

Rogers Communications Inc.	13	Fourth Quarter 2009 Earnings Release

Excluding the impact of the shrinking circuit-switched telephony business, the year-over-year revenue growth for Rogers Home Phone and Cable Operations for the fourth quarter ended December 31, 2009 would have been 12% and 10%, respectively.

Cable Operations Operating Expenses

The increase in Cable Operations’ operating expenses for the three months ended December 31, 2009 compared to the corresponding period of 2008 was primarily driven by the increases in the digital cable, Internet and Rogers Home Phone subscriber bases, resulting in higher costs associated with programming and other content, network operations, and increases in information technology costs. Partially offsetting these increases was a reduction in certain other costs resulting from lower volumes of subscriber net additions in the fourth quarter of 2009 and cost reduction and efficiency initiatives across various functions. Cable Operations continues to focus on implementing a program of permanent cost reduction and efficiency improvement initiatives to control the overall growth in operating expenses.

Cable Operations Adjusted Operating Profit

The year-over-year growth in adjusted operating profit was primarily the result of the revenue growth described above, combined with decreased activity levels and cost efficiencies. As a result, Cable Operations adjusted operating profit margins increased to 40.5% for the three months ended December 31, 2009, compared to 40.2% in the corresponding period of 2008.

Other Cable Operations Developments

In October 2009, the CRTC amended its regulation relating to Part II fees. These fees going forward will be approximately one-third less than the historical rate of approximately $21 million annually. For the three months ended December 31, 2009, the $60 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to August 31, 2009. For the twelve months ended December 31, 2009, the $46 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $14 million was related to the period from January 1, 2009 to August 31, 2009, and has been recorded as a credit within adjusted operating profit.

Rogers Communications Inc.	14	Fourth Quarter 2009 Earnings Release

ROGERS BUSINESS SOLUTIONS

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

RBS operating revenue	$124	$132	(6)	$503	$526	(4)

Operating expenses before the undernoted
Sales and marketing expenses	7	7	-	26	26	-
Operating, general and administrative expenses	112	111	1	442	441	-
	119	118	1	468	467	-
Adjusted operating profit(1)	5	14	(64)	35	59	(41)
Stock-based compensation recovery (expense)(2)	(1)	-	n/m	(1)	1	n/m
Integration and restructuring expenses(3)	(2)	(2)	-	(3)	(6)	(50)
Operating profit(1)	$2	$12	(83)	$31	$54	(43)

Adjusted operating profit margin(1)	4.0%	10.6%		7.0%	11.2%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures” and “Supplementary Information”.
(2)	See the section entitled “Stock-based Compensation”.
(3)
In the three months ended December 31, 2009, costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to severances and restructuring expenses related to the outsourcing of certain information technology functions. In the three months ended December 31, 2008, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions; and ii) the integration and Call-Net; and iii) the restructuring of RBS.

Summarized Subscriber Results

	Three months ended December 31,			Twelve months ended December 31,
(Subscriber statistics in thousands)	2009	2008	Chg	2009	2008	Chg

Local line equivalents(1)
Total local line equivalents	169	197	(28)	169	197	(28)

Broadband data circuits(2)(3)
Total broadband data circuits	36	34	2	36	34	2

(1)	Local line equivalents include individual voice lines plus Primary Rate Interfaces (“PRIs”) at a factor of 23 voice lines each.
(2)	Broadband data circuits are those customer locations accessed by data networking technologies including DOCSIS, DSL, E10/100/1000, OC 3/12 and DS 1/3.
(3)
During the first quarter of 2008, a change in subscriber reporting resulted in the reclassification of approximately 4,000 high-speed Internet subscribers from RBS’ broadband data circuits to Cable Operations’ high-speed Internet subscriber base. These subscribers are not included in net additions for 2008.

RBS Revenue

The decrease in RBS revenues reflects the ongoing decline in the legacy business partially offset by an increase in long-distance revenue. RBS is focused on leveraging on-net revenue opportunities utilizing Cable’s existing network facilities as well as maintaining its existing medium enterprise customer base while growing the carrier business. RBS continues to manage profitability of existing enterprise customers. For the three months ended December 31, 2009, RBS data and local revenues declined, which was partially offset by an increase in long-distance revenue, compared to the corresponding period of 2008.

Rogers Communications Inc.	15	Fourth Quarter 2009 Earnings Release

RBS Operating Expenses

Operating, general and administrative expenses were relatively unchanged for the three months ended December 31, 2009, compared to the corresponding period of 2008. An increase in long-distance costs due to higher call volumes and country mix resulted in higher operating costs which were offset by lower data and local carriers charges.

Sales and marketing expenses were relatively unchanged for the three months ended December 31, 2009, compared to the corresponding period of 2008, and reflect cost control initiatives and targeted marketing within the medium and large enterprise and carrier segments.

RBS Adjusted Operating Profit

RBS adjusted operating profit has declined year over year for the three months ended December 31, 2009 due to the decrease in revenues as RBS transitions away from its legacy data and local revenues. As RBS is focusing its attention on growing future revenue streams from on-net IP technologies in voice and data it is investing in incremental operating costs to support that growth and therefore offsetting the cost declines from the legacy side of the business.

ROGERS RETAIL

Summarized Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008	% Chg

Rogers Retail operating revenue	$110	$117	(6)	$399	$417	(4)

Operating expenses before the undernoted	112	116	(3)	408	414	(1)
Adjusted operating (loss) profit(1)	(2)	1	n/m	(9)	3	n/m
Stock-based compensation recovery(2)	-	-	n/m	1	1	-
Settlement of pension obligations(3)	(1)	-	n/m	(1)	-	n/m
Integration and restructuring expenses(4)	(7)	(1)	n/m	(12)	(5)	140
Operating (loss) profit(1)	$(10)	$-	n/m	$(21)	$(1)	n/m

Adjusted operating (loss) profit margin(1)	(1.8%)	0.9%		(2.3%)	0.7%

(1)	As defined. See the sections entitled “Key Performance Indicators and Non-GAAP Measures”.
(2)	See the section entitled “Stock-based Compensation”.
(3)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(4)
In the three months ended December 31, 2009, costs incurred relate to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization; and ii) the closure of certain Rogers Retail stores. In the three months ended December 31, 2008, costs incurred relate to i) severances resulting from the restructuring of our employee base to improve our cost structure in light of the declining economic conditions; and ii) the closure of certain Rogers Retail stores.

Rogers Retail Revenue

The decrease in Rogers Retail revenue for the three months ended December 31, 2009, compared to the corresponding period of 2008, was the result of a continued decline in video rental and sales, combined with a lower volume of iPhone upgrades in 2009 by existing Wireless customers versus the prior year period, partially offset by strong sales of cable products.

Rogers Communications Inc.	16	Fourth Quarter 2009 Earnings Release

Rogers Retail Adjusted Operating (Loss) Profit

Adjusted operating (loss) profit at Rogers Retail decreased for the three months ended December 31, 2009, compared to the corresponding period of 2008, reflecting the trends noted above.

CABLE ADDITIONS TO PP&E

The Cable Operations segment categorizes its PP&E expenditures according to a standardized set of reporting categories that were developed and agreed to by the U.S. cable television industry and which facilitate comparisons of additions to PP&E between different cable companies. Under these industry definitions, Cable Operations additions to PP&E are classified into the following five categories:

•	Customer premise equipment (“CPE”), which includes the equipment for digital set-top terminals, Internet modems and associated installation costs;
•	Scalable infrastructure, which includes non-CPE costs to meet business growth and to provide service enhancements, including many of the costs to-date of the cable telephony initiative;
•	Line extensions, which includes network costs to enter new service areas;
•	Upgrades and rebuild, which includes the costs to modify or replace existing coaxial cable, fibre-optic equipment and network electronics; and
•	Support capital, which includes the costs associated with the purchase, replacement or enhancement of non-network assets.

Summarized Cable PP&E Additions

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Additions to PP&E
Customer premise equipment	$40	$113	(65)	$185	$284	(35)
Scalable infrastructure	91	111	(18)	259	279	(7)
Line extensions	12	17	(29)	40	48	(17)
Upgrades and rebuild	5	19	(74)	20	35	(43)
Support capital	54	76	(29)	138	183	(25)
Total Cable Operations	202	336	(40)	642	829	(23)
RBS	10	11	(9)	37	36	3
Rogers Retail	5	9	(44)	14	21	(33)
	$217	$356	(39)	$693	$886	(22)

Additions to Cable PP&E include continued investments in the cable network to continue to enhance customer experience through increased speed and performance of our Internet service and capacity enhancements to our digital network to allow for incremental HD and On-Demand services to be added.

The decline in Cable Operations PP&E additions for the three months ended December 31, 2009 compared to the corresponding period in 2008 resulted primarily from lower spending associated with lower levels of subscriber additions.

The RBS PP&E additions for the three months ended December 31, 2009 were relatively flat compared to the corresponding period of 2008.

Rogers Communications Inc.	17	Fourth Quarter 2009 Earnings Release

Rogers Retail PP&E additions are attributable to improvements made to certain retail locations.

MEDIA

Summarized Media Financial Results

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars, except margin)	2009	2008	% Chg	2009	2008(1)(2)	% Chg

Operating revenue	$393	$394	-	$1,407	$1,496	(6)

Operating expenses before the undernoted	341	348	(2)	1,288	1,354	(5)
Adjusted operating profit(3)	52	46	13	119	142	(16)
Stock-based compensation recovery (expense)(4)	(5)	(5)	-	8	17	(53)
Settlement of pension obligations(5)	(15)	-	n/m	(15)	-	n/m
Integration and restructuring expenses(6)	(14)	(11)	27	(35)	(11)	n/m
Contract termination fees(7)	(7)	-	n/m	(19)	-	n/m
Adjustment for CRTC Part II fees decision(8)	19	-	n/m	15	(6)	n/m
Operating profit(3)	$30	$30	-	$73	$142	(49)

Adjusted operating profit margin(3)	13.2%	11.7%		8.5%	9.5%

Additions to property, plant and equipment(3)	$21	$32	(34)	$62	$81	(23)

(1)	The operating results of channel m are included in Media’s results of operations from the date of acquisition on April 30, 2008.
(2)	The operating results of Outdoor Life Network are included in Media’s results of operations from the date of acquisition on July 31, 2008.
(3)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(4)	See the section entitled “Stock-based Compensation”.
(5)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(6)
In the three months ended December 31, 2009 and December 31, 2008, costs incurred relate to severances resulting from the targeted restructuring of our employee base to improve our cost structure in light of the current economic and competitive conditions.

(7)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(8)
Relates to an adjustment for CRTC Part II fees related to prior periods. For the three months ended December 31, 2009, the $19 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to August 31, 2009. For the year ended December 31, 2009, the $15 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $4 million was related to the period from January 1, 2009 to August 31, 2009, and has been recorded as a credit within adjusted operating profit.

Media Revenue

Overall Media revenue for the three months ended December 31, 2009 was flat as compared to the corresponding period of 2008. Despite the challenging economic environment, certain of Media’s divisions began to experience an inflection in the advertising sales and consumer spending for the first time in several quarters. Television, Sportsnet and The Shopping Channel delivered year-over-year increases in revenues driven by significant prime time ratings improvements, increased subscriber fees and improvements in consumer discretionary spending. Media’s Publishing, Radio and Sports Entertainment divisions reported revenue declines, although the year over year advertising sales declines in Radio moderated this quarter.

Rogers Communications Inc.	18	Fourth Quarter 2009 Earnings Release

Media Operating Expenses

The decrease in Media’s operating expenses for the three months ended December 31, 2009, compared to the corresponding period of 2008 were driven by focused cost reduction programs across all of Media’s divisions and lower variable costs associated with printing and production at Publishing. This was partially offset by cost of goods sold increases at The Shopping Channel associated with higher sales volumes and certain planned increases in programming costs at Television.

Media Adjusted Operating Profit

The increase in Media’s adjusted operating profit for the three months ended December 31, 2009, compared to the corresponding period of 2008, primarily reflects the revenue and expense changes discussed above.

The challenging economic conditions experienced since early 2008 have resulted in a weakening of revenue expectations for certain parts of our broadcasting portfolio. As a result of these challenging conditions and the decline experienced in advertising revenues, we recorded a non-cash impairment charge of $18 million related to certain of our broadcast assets. See the section entitled “Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets” for further details.

Media Additions to PP&E

Media’s PP&E additions in the three months ended December 31, 2009, declined from the corresponding period in 2008 due to cost containment initiatives. A significant portion of Media’s additions reflect the construction of a new television production facility for the combined Ontario operations of Citytv and OMNI which was completed in the fourth quarter of 2009.

Other Media Developments

In October 2009, the CRTC amended its regulation relating to Part II fees. These fees going forward will be approximately one-third less than the historical rate of approximately $6 million annually. For the three months ended December 31, 2009, the $19 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to August 31, 2009. For the year ended December 31, 2009, the $15 million adjustment represents the reversal of Part II fees for the period from September 1, 2006 to December 31, 2008. The remaining $4 million was related to the period from January 1, 2009 to August 31, 2009, and has been recorded as a credit within adjusted operating profit.

RECONCILIATION OF NET INCOME TO OPERATING PROFIT AND ADJUSTED OPERATING PROFIT FOR THE PERIOD

The items listed below represent the consolidated income and expense amounts that are required to reconcile net income as defined under Canadian GAAP to the non-GAAP measures operating profit and adjusted operating profit for the period. See the “Supplementary Information” section for a full reconciliation to adjusted operating profit, adjusted net income, and adjusted net income per share. For details of these amounts on a segment-by-segment basis and for an understanding of intersegment eliminations on consolidation, the following section should be read in conjunction with the tables in the Supplemental Information section entitled “Segmented Information”.

Rogers Communications Inc.	19	Fourth Quarter 2009 Earnings Release

	Three months ended December 31,			Twelve months ended December 31,
(In millions of dollars)	2009	2008	% Chg	2009	2008	% Chg

Net income (loss)	$310	$(138)	n/m	$1,478	$1,002	48
Income tax expense	88	87	1	502	424	18
Other (income) expense, net	(1)	(3)	(67)	(6)	(28)	(79)
Change in the fair value of derivative instruments	37	(43)	n/m	65	(64)	n/m
Loss on repayment of long-term debt	7	-	n/m	7	-	n/m
Foreign exchange (gain) loss	(13)	77	n/m	(136)	99	n/m
Debt issuance costs	6	-	n/m	11	16	(31)
Interest on long-term debt	173	157	10	647	575	13
Operating income	607	137	n/m	2,568	2,024	27
Impairment losses on goodwill, intangible assets and other long-term assets	18	294	(94)	18	294	(94)
Depreciation and amortization	424	471	(10)	1,730	1,760	(2)
Operating profit	1,049	902	16	4,316	4,078	6
Stock-based compensation expense (recovery)	29	25	16	(33)	(100)	(67)
Settlement of pension obligations	30	-	n/m	30	-	n/m
Integration and restructuring expenses	65	41	59	117	51	129
Contract termination fees	7	-	n/m	19	-	n/m
Adjustment for CRTC Part II fees decision	(79)	-	n/m	(61)	31	n/m
Adjusted operating profit	$1,101	$968	14	$4,388	$4,060	8

Net Income (Loss) and Net Income (Loss) Per Share

We recorded net income of $310 million for the three months ended December 31, 2009, or basic and diluted net income per share of $0.51, compared to net loss of $138 million, or basic and diluted net loss per share of $0.22, in the corresponding period in 2008.

On an adjusted basis, we recorded net income of $370 million for the three months ended December 31, 2009, or basic and diluted adjusted net income per share of $0.61, compared to net income of $164 million, or basic and diluted net income per share of $0.26 in the corresponding period in 2008.

Income Tax Expense

Our effective income tax rate for the three months ended December 31, 2009 was 22.1%. This differed from the 2009 statutory income tax rate of 33.2% primarily due to an income tax recovery of $27 million resulting from reductions in substantively enacted tax rates.

The effective income tax rate for the three months ended December 31, 2008 was (170.6%). The effective income tax rate differed from the 2008 statutory income tax rate of 32.7% primarily due to a future income tax charge of $64 million relating to an increase in the valuation allowance recorded in respect of realized and unrealized capital losses and a $51 million increase to recognize that impairment losses on goodwill and intangible assets are not deductible for income tax purposes.

Rogers Communications Inc.	20	Fourth Quarter 2009 Earnings Release

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	2009	2008	2009	2008

Statutory income tax rates	33.2%	32.7%	32.3%	32.7%

Income before income taxes	$398	$(51)	$1,980	$1,426

Income tax expense (recovery) at statutory income tax rate on income before income taxes	$132	$(17)	$640	$466
Increase (decrease) in income taxes resulting from:
Ontario income tax harmonization credit	-	-	-	(65)
Change in valuation allowance	(3)	64	(64)	19
Effect of tax rate changes	(27)	(11)	(58)	(33)
Impairment losses on goodwill and intangible assets not deductible for income tax purposes	-	51	-	51
Other items	(14)	-	(16)	(14)

Income tax expense	$88	$87	$502	$424

Effective income tax rate	22.1%	(170.6%)	25.4%	29.7%

Change in Fair Value of Derivative Instruments

The change in the fair value of derivative instruments in the three months ended December 31, 2009 was primarily the result of: i) the $30 million non-cash write-off of the recorded value of the prepayment option for our Senior Subordinated Notes due 2012 which were redeemed in December 2009 (see section entitled “Overview of Liquidity, Financing and Share Capital Activities - Financing”); ii) the $10 million non-cash change in the fair value of the cross-currency interest rate exchange agreements (“Derivatives”) hedging our US$350 million Senior Notes due 2038 that have not been designated as hedges for accounting purposes; and iii) the $2 million non-cash gain recorded on certain U.S. dollar forward contracts. This change in fair value of the Derivatives was primarily caused by changes in the value of the Canadian dollar relative to that of the U.S. dollar. During the three months ended December 31, 2009, the Canadian dollar strengthened by 2.1 cents versus the U.S. dollar. We have recorded the fair value of our Derivatives using an estimated credit-adjusted mark-to-market valuation. The impact of such valuation is illustrated in the section entitled “Fair Value of Derivatives ”.

Foreign Exchange Gain (Loss)

During the three months ended December 31, 2009, the Canadian dollar strengthened by 2.1 cents versus the U.S. dollar resulting in a foreign exchange gain of $13 million, primarily related to US$750 million of our U.S. dollar-denominated long-term debt that is not hedged for accounting purposes, comprised of the US$400 million of Subordinated Notes due 2012 which were not hedged and which were redeemed in December 2009, and the US$350 million Senior Notes due 2038 for which the associated Derivatives have not been designated as hedges for accounting purposes. During the corresponding period of 2008, the Canadian dollar weakened by 16.4 cents versus the U.S. dollar and resulted in a foreign exchange loss of $77 million during the three months ended December 31, 2008.

Debt Issuance Costs

During the three months ended December 31, 2009, we recorded debt issuance costs of $6 million for transaction costs incurred in connection with the $500 million of 5.38% Senior Notes and $500 million of 6.68% Senior Notes offerings that closed in November 2009. See the section entitled “Overview of Liquidity, Financing and Share Capital Activities - Financing” for further details.

Rogers Communications Inc.	21	Fourth Quarter 2009 Earnings Release

Interest on Long-Term Debt

The $16 million increase in interest expense for the three months ended December 31, 2009, compared to the corresponding period of 2008, is primarily due to the increase in long-term debt at December 31, 2009 compared to December 31, 2008, including the impact of Derivatives.

Operating Income

The increase in operating income in the three months ended December 31, 2009, compared to the corresponding periods of 2008, reflects the growth in revenue and the reduction of expenses discussed above. See the section entitled “Segment Review” for a detailed discussion of respective segment results.

Impairment Losses on Goodwill, Intangible Assets and Other Long-Term Assets

In the fourth quarter of 2009, we determined that the fair value of a radio station licence of Media was lower than its carrying value. This primarily resulted from the weakening of advertising revenues in a local market. As a result, we recorded a non-cash impairment charge of $4 million related to one of our Ontario radio licences. In addition, and also related to declines in advertising revenue, we recorded an impairment charge of $14 million related to our OMNI television network with the following components: $1 million related to the broadcast licences and $13 million related to other long-lived assets.

In the fourth quarter of 2008, we determined that the fair value of the conventional television business of Media was lower than its carrying value. This primarily resulted from weakening of industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $294 million with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

Depreciation and Amortization Expense

The change in depreciation and amortization expense for the three months ended December 31, 2009, compared to the corresponding period of 2008, primarily reflects the increase in depreciation on PP&E offset by the decrease in amortization of intangible assets that were fully amortized recently.

Stock-based Compensation

A summary of stock-based compensation (recovery) expense is as follows:

Rogers Communications Inc.	22	Fourth Quarter 2009 Earnings Release

	Stock-based Compensation Expense (Recovery) Included in Operating, General and Administrative Expenses
	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars)	2009	2008	2009	2008

Wireless	$5	$4	$-	$(5)
Cable	9	7	(12)	(32)
Media	5	5	(8)	(17)
Corporate	10	9	(13)	(46)
	$29	$25	$(33)	$(100)

At December 31, 2009, we had a liability of $178 million, compared to a liability of $278 million at December 31, 2008, related to stock-based compensation recorded at its intrinsic value, including stock options, restricted share units and deferred share units. In the three months ended December 31, 2009, $30 million was paid to holders of stock options, restricted share units and deferred share units upon exercise using a cash settlement feature which we adopted for stock options in May 2007. In the three months ended December 31, 2008, $41 million was paid to holders of stock options, restricted share units and deferred share units upon exercise using the cash settlement feature. The expense (recovery) in a given period is generally a function of the vesting of options and units and a true up to the liability associated with changes to the underlying price of the RCI Class B Non-voting shares.

Integration and Restructuring Expenses

During the three months ended December 31, 2009, we incurred $65 million of restructuring expenses related to i) severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic and competitive conditions ($62 million); ii) severances and restructuring expenses related to the outsourcing of certain information technology functions ($2 million); and iii) the closure of certain retail stores ($1 million).

Contract Termination Fees

During the three months ended December 31, 2009, the Blue Jays terminated and released certain players from the remaining term of their contracts, which resulted in a $7 million charge to operating profit.

Adjusted Operating Profit

As discussed above, the adjusted operating profit in Wireless, Cable and Media all increased for the three months ended December 31, 2009 compared to the three months ended December 31, 2008. For discussions of the results of operations of each of these segments, refer to the respective segment sections above.

Rogers Communications Inc.	23	Fourth Quarter 2009 Earnings Release

For the three months ended December 31, 2009, consolidated adjusted operating profit increased to $1,101 million, from $968 million in the corresponding period of the prior year. Consolidated adjusted operating profit for the three months ended December 31, 2009 and December 31, 2008, respectively, excludes: (i) stock-based compensation expense of $29 million and $25 million; (ii) integration and restructuring expenses of $65 million and $41 million; (iii) contract termination fees of $7 million and $nil; (iv) settlement of pension obligations of $30 million and $nil; and (v) adjustment for CRTC Part II fees decision of $(79) million and $nil.

For details on the determination of adjusted operating profit, which is a non-GAAP measure, see the sections entitled “Supplementary Information” and “Key Performance Indicators and Non-GAAP Measures”.

ADDITIONS TO PP&E

For details on the additions of PP&E for the Wireless, Cable and Media segments, refer to the section entitled “Segment Review”.

Corporate Additions to PP&E

The corporate additions to PP&E included $53 million for the three months ended December 31, 2009 and $31 million for the three months ended December 31, 2008 both of which related to spending associated with an enterprise-wide billing and business support system initiative.

OVERVIEW OF LIQUIDITY, FINANCING AND SHARE CAPITAL ACTIVITIES

Consolidated Liquidity and Capital Resources

Operations

For the three months ended December 31, 2009, cash generated from operations before changes in non-cash operating working capital items, which is calculated by eliminating the effect of all non-cash items from net income, increased to $869 million from $795 million in the corresponding period of 2008. The $74 million increase is primarily the result of a $133 million increase in adjusted operating profit, most notably offset by the $24 million increase in the integration and restructuring charge and $16 million increase in interest expense.

Taking into account the changes in non-cash working capital items for the three months ended December 31, 2009, cash generated from operations was $1,007 million, compared to $831 million in the corresponding period of 2008. The cash generated from operations of $1,007 million, together with the following items, resulted in total net funds of approximately $2,010 million generated or raised in the three months ended December 31, 2009:

•	receipt of $1.0 billion aggregate proceeds from the November 2009 issuance of our $500 million 5.38% Senior Notes due 2019 and $500 million 6.68% Senior Notes due 2039;

•
receipt of $2 million in net proceeds from the settlement of US$408 million aggregate amount of forward contracts relating to the redemption of our US$400 million 8.00% Senior Subordinated Notes due 2012; and

•	receipt of $1 million from the issuance of Class B Non-Voting shares under the exercise of employee stock options.

Net funds used during the three months ended December 31, 2009 totalled approximately $1,795 million, the details of which include funding:

Rogers Communications Inc.	24	Fourth Quarter 2009 Earnings Release

•	additions to PP&E of $535 million, net of $36 million of related changes in non-cash working capital;

•	the payment of quarterly dividends of $177 million on our Class A Voting and Class B Non-Voting shares;

•	the purchase for cancellation of 13,435,400 Class B Non-Voting shares for an aggregate purchase price of $430 million;

•	redemption of our US$400 million 8.00% Senior Subordinated Notes due 2012 for Canadian equivalent $424 million principal repayment amount and $8 million repayment premium;

•	the purchase of 3.2 million shares of Cogeco Cable Inc. and 1.6 million shares of Cogeco Inc. for an aggregate purchase price of $163 million;

•	payments for program rights of $54 million; and

•	acquisitions and other net investments aggregating $4 million.

Taking into account the cash and equivalents of $168 million at the beginning of the period and the cash sources and uses described above, the cash and cash equivalents at December 31, 2009 were $383 million.

Financing

Our long-term debt instruments are described in Note 14 to the 2008 Annual Audited Consolidated Financial Statements.

On November 4, 2009 RCI issued in Canada $500 million principal amount of 5.38% Senior Notes due 2019 (the “2019 Notes”) and $500 million principal amount of 6.68% Senior Notes due 2039 (the “2039 Notes”). The 2019 Notes were issued at a discount of 99.931% for an effective yield of 5.389% per year and the 2039 Notes were issued at a discount of 99.897% for an effective yield of 6.688% per year. RCI received aggregate net proceeds of $993 million from the issuance of the 2019 Notes and the 2039 Notes after deducting the respective issue discount, underwriting commission and other related expenses. The 2019 Notes and the 2039 Notes are unsecured and are guaranteed on an unsecured basis by each of Rogers Wireless Partnership and Rogers Cable Communications Inc. and rank pari passu with all of RCI’s other senior unsecured and unsubordinated notes and debentures and any amounts outstanding from time to time under our bank credit facility.

In addition, on December 15, 2009 RCI redeemed the entire outstanding principal amount of our US$400 million (Cdn$424 million) 8.00% Senior Subordinated Notes due 2012 at the prescribed redemption price of 102% of the principal amount, or US$408 million (Cdn$432 million). As a result, we incurred a net loss on repayment of long-term debt of $7 million, which is expensed in the consolidated statement of income, comprising the $8 million cash payment for the 2% redemption premium, partially offset by a corresponding $1 million non-cash write-down of the related fair value increment arising from purchase accounting.

At December 31, 2009, there were no advances outstanding under our $2.4 billion bank credit facility and the full amount is available to be drawn, excluding letters of credit of $47 million.

Rogers Communications Inc.	25	Fourth Quarter 2009 Earnings Release

During the three months ended September 30, 2009, RCI made a lump-sum contribution of $61 million to its pension plans, following which the pension plans purchased $172 million of annuities from insurance companies for employees who had retired as of January 1, 2009. The purchase of the annuities relieves the Company of the primary responsibility for and, eliminates significant risks associated with, the accrued benefit obligation for the retired employees. The non-cash settlement loss arising from this settlement of pension obligations was $30 million and was recorded in the quarter ending December 31, 2009.

Shelf Prospectuses

In order to maintain financial flexibility, in November 2007 we filed shelf prospectuses with securities regulators to qualify debt securities of RCI for sale in Canada and/or in the United States. These shelf prospectuses were scheduled to expire in December 2009. To replace these expiring shelf prospectuses, in November 2009, we filed two new shelf prospectuses with securities regulators to qualify debt securities of RCI, one for the sale of up to Cdn$4 billion of debt securities in Canada and the other for the sale of up to US$4 billion in the United States and Ontario. These new shelf prospectuses expire in December 2011. The notice set forth in this paragraph does not constitute an offer of any securities for sale.

Normal Course Issuer Bid

In February 2009, we filed a NCIB authorizing us to repurchase up to the lesser of 15 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $300 million. This NCIB, which expires on February 19, 2010, replaced a previously filed NCIB which expired in January 2009.

In May 2009, we amended the NCIB filed in February 2009 to provide that we may, during the twelve month period commencing February 20, 2009 and ending February 19, 2010, purchase on the TSX up to the lesser of 48 million of our Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion.

During the three months ended December 31, 2009, we purchased an aggregate 13,435,400 Class B Non-Voting shares for an aggregate purchase price of $430 million. An aggregate 1,051,000 of these shares comprising $34 million of the aggregate purchase price were purchased and recorded in the fourth quarter but were settled in early January 2010. In addition, 1,350,000 of the shares were purchased by RCI pursuant to a private agreement between RCI and a certain arm’s-length third party seller for a purchase price of $40 million. This purchase was made under issuer bid exemption orders issued by the Ontario Securities Commission and is included in calculating the number of Class B Non-Voting shares that RCI may purchase pursuant to the NCIB. For the full year ended December 31, 2009, we purchased an aggregate 43,776,200 Class B Non-Voting shares for an aggregate purchase price of $1,347 million.

On February 17, 2010, we announced that the Toronto Stock Exchange has accepted a notice filed by RCI of our intention to renew our NCIB for our Class B Non-Voting shares for a further one-year period commencing February 22, 2010 and ending February 21, 2011, and which during such one-year period we may purchase on the TSX up to the lesser of 43.6 million Class B Non-Voting shares and that number of Class B Non-Voting shares that can be purchased under the NCIB for an aggregate purchase price of $1.5 billion. The actual number of Class B Non-Voting shares purchased under the NCIB and the timing of such purchases will be determined by management considering market conditions, stock prices, our cash position, and other factors.

Rogers Communications Inc.	26	Fourth Quarter 2009 Earnings Release

Interest Rate and Foreign Exchange Management

Economic Hedge Analysis

For the purposes of our discussion on the hedged portion of long-term debt, we have used non-GAAP measures in that we include all Derivatives, whether or not they qualify as hedges for accounting purposes, since all such Derivatives are used for risk management purposes only and are designated as a hedge of specific debt instruments for economic purposes. As a result, the Canadian dollar equivalent of U.S. dollar-denominated long-term debt reflects the contracted foreign exchange rate for all of our Derivatives regardless of qualifications for accounting purposes as a hedge.

On December 15, 2009, we redeemed the entire outstanding principal amount of our US$400 million 8.00% Senior Subordinated Notes due 2012, which were not hedged on an economic basis nor on an accounting basis. As a result of the redemption of these unhedged Senior Subordinated Notes due 2012, on December 31, 2009, 100% of our U.S. dollar-denominated debt was hedged on an economic basis while 94% of our U.S. dollar-denominated debt was hedged on an accounting basis. The Derivatives hedging our US$350 million 7.50% Senior Notes due 2038 do not qualify as hedges for accounting purposes.

Consolidated Hedged Position

(In millions of dollars, except percentages)	December 31, 2009			December 31, 2008

U.S. dollar-denominated long-term debt	US	$5,540		US	$5,940

Hedged with Derivatives	US	$5,540		US	$5,540

Hedged exchange rate		1.2043			1.2043

Percent hedged		100.0	%(1)		93.3%

Amount of long-term debt (2) at fixed rates:

Total long-term debt	Cdn	$9,307		Cdn	$8,383
Total long-term debt at fixed rates	Cdn	$9,307		Cdn	$7,798
Percent of long-term debt fixed		100.0%			93.0%

Weighted average interest rate on long-term debt		7.27%			7.29%

(1)
Pursuant to the requirements for hedge accounting under Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3865, Hedges, on December 31, 2009, RCI accounted for 93.5% of its Derivatives as hedges against designated U.S. dollar-denominated debt. As a result, 93.7% of our U.S. dollar-denominated debt is hedged for accounting purposes versus 100% on an economic basis.

(2)	Long-term debt includes the effect of the Derivatives.

Rogers Communications Inc.	27	Fourth Quarter 2009 Earnings Release

Fair Value of Derivatives

In accordance with Canadian GAAP, we have recorded our Derivatives using an estimated credit-adjusted mark-to-market valuation which is determined by increasing the treasury-related discount rates used to calculate the risk-free estimated mark-to-market valuation by an estimated bond spread ("Bond Spread") for the relevant term and counterparty for each instrument. In the case of Derivatives accounted for as assets (i.e. those Derivatives for which the counterparties owe Rogers), the Bond Spread for the bank counterparty was added to the risk-free discount rate to determine the estimated credit-adjusted value whereas, in the case of Derivatives accounted for as liabilities (i.e. those instruments for which we owe the counterparties), Rogers' Bond Spread was added to the risk-free discount rate. The estimated credit-adjusted values of the Derivatives are subject to changes in our credit spreads and those of our counterparties.

The effect of estimating the credit-adjusted fair value of Derivatives at December 31, 2009 versus the unadjusted risk-free mark-to-market value of Derivatives is illustrated in the table below. As at December 31, 2009, the credit-adjusted estimated net liability value of Rogers’ Derivatives portfolio was $1,002 million, which is $25 million less than the unadjusted risk-free mark-to-market net liability value.

(In millions of dollars)	Derivatives in an asset position (A)	Derivatives in a liability position (B)	Net liability position (A + B)

Mark-to-market value - risk-free analysis	$94	$(1,121)	$(1,027)

Mark-to-market value - credit-adjusted estimate (carrying value)	$82	$(1,084)	$(1,002)

Difference	$(12)	$37	$25

Long-term Debt Plus Net Derivative Liabilities

The aggregate of our long-term debt plus net derivative liabilities at the mark-to-market values using risk-free analysis (“the risk-free analytical value”) is used by us and many analysts to most closely represent our net debt-related obligations for valuation purposes, and is calculated as follows:

(In millions of dollars)	December 31, 2009	December 31, 2008

Long-term debt(1)	$8,464	$8,507

Net derivative liabilities at the risk-free analytical value(1)	$1,027	$144

Total	$9,491	$8,651

(1)	Includes current and long-term portions.

Rogers Communications Inc.	28	Fourth Quarter 2009 Earnings Release

We believe that the non-GAAP financial measure of long-term debt plus net derivative liabilities (assets) at the risk-free analytical value provides the most relevant and practical measure of our outstanding net debt-related obligations. We use this non-GAAP measure internally to conduct valuation-related analysis and make capital structure-related decisions and it is reviewed regularly by management. It is also useful to investors and analysts in enabling them to analyze the enterprise and equity value of the Company and to assess various leverage ratios as performance measures. This non-GAAP measure does not have a standardized meaning and should be viewed as a supplement to, and not a substitute for, our results of operations or financial position reported under Canadian and U.S. GAAP.

Outstanding Common Share Data

Set out below is our outstanding share data as at December 31, 2009 and December 31, 2008. As discussed above, we announced on May 19, 2009 an increase to our Class B Non-Voting share buy back program authorization from $300 million to the lesser of $1.5 billion or 48 million Class B shares during the twelve month period commencing February 20, 2009 and ending February 19, 2010. In the year ended December 31, 2009 we had repurchased 43,776,200 Class B shares for cancellation for an aggregate total of approximately $1,347 million.

	December 31, 2009	December 31, 2008
Common Shares(1)

Class A Voting	112,462,014	112,462,014
Class B Non-Voting(2)	479,948,041	523,429,539
Total Common Shares	592,410,055	635,891,553

Options to purchase Class B Non-Voting shares

Outstanding options	13,467,096	13,841,620
Outstanding options exercisable	8,149,361	9,228,740

(1)
Holders of our Class B Non-Voting shares are entitled to receive notice of and to attend meetings of our shareholders, but, except as required by law or as stipulated by stock exchanges, are not entitled to vote at such meetings. If an offer is made to purchase outstanding Class A Voting shares, there is no requirement under applicable law or RCI's constating documents that an offer be made for the outstanding Class B Non-Voting shares and there is no other protection available to shareholders under RCI's constating documents. If an offer is made to purchase both Class A Voting shares and Class B Non-Voting shares, the offer for the Class A Voting shares may be made on different terms than the offer to the holders of Class B Non-Voting shares.

(2)
The outstanding Class B Non-Voting shares as at December 31, 2009 reflects the cancellation of an aggregate 1,051,000 shares purchased pursuant to the NCIB during the three months ended December 31, 2009 but which settled in early January 2010.

Dividends and Other Payments on Equity Securities

We declared and paid dividends on each of our outstanding Class A Voting and Class B Non-Voting shares, as follows:

Rogers Communications Inc.	29	Fourth Quarter 2009 Earnings Release

			Dividend	Dividends paid
Declaration date	Record date	Payment date	per share	(in millions)

February 21, 2008	March 6, 2008	April 1, 2008	$0.25	$160
April 29, 2008	May 13, 2008	July 2, 2008	$0.25	$160
August 19, 2008	September 3, 2008	October 1, 2008	$0.25	$159
October 28, 2008	November 25, 2008	January 2, 2009	$0.25	$159

February 17, 2009	March 6, 2009	April 1, 2009	$0.29	$184
April 29, 2009	May 15, 2009	July 2, 2009	$0.29	$184
August 20, 2009	September 9, 2009	October 1, 2009	$0.29	$177
October 27, 2009	November 20, 2009	January 2, 2010	$0.29	$175

On February 17, 2009, our Board of Directors adopted a dividend policy which increased the annualized dividend rate from $1.00 to $1.16 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.29 per share. Such quarterly dividends are only payable as and when declared by our Board and there is no entitlement to any dividend prior thereto.

On February 17, 2010, our Board of Directors adopted a dividend policy which increased the annualized dividend rate from $1.16 to $1.28 per Class A Voting and Class B Non-Voting share effective immediately to be paid in quarterly amounts of $0.32 per share.

2010 FINANCIAL AND OPERATING GUIDANCE

The following table outlines guidance ranges and assumptions for selected 2010 financial metrics. This information is forward-looking and should be read in conjunction with the section below entitled “Caution Regarding Forward-Looking Statements, Risks and Assumptions” and in related disclosures, for the various economic, competitive, and regulatory assumptions and factors that could cause actual future financial and operating results to differ from those currently expected.

Rogers Communications Inc.	30	Fourth Quarter 2009 Earnings Release

Full Year 2010 Guidance	2009	2010
(Millions of dollars)	Actual	Guidance

Consolidated
Adjusted operating profit (1)	$4,388	Up	2%	to	7%
Additions to PP&E (2)	$1,855		Flat to up		5%
Pre-tax free cash flow (3)	$1,886	Up	3%	to	8%

Cash Income Taxes
Assumptions for the timing and amount of cash income tax payments	$8		~$150

Supplemental Detail (4)	2009
(Millions of dollars)	Actual	2010
Wireless
Network revenue	$6,245	Up	3%	to	6%
Adjusted operating profit (1)	$3,042	Up	2%	to	6%

Cable Operations
Revenue (5)	$3,074	Up	3%	to	6%
Adjusted operating profit (1)	$1,298	Up	4%	to	8%

Media
Revenue	$1,407	Up	4%	to	9%
Adjusted operating profit (1) (6)	$119	Up	6%	to	16%

(1)	Excludes stock-based compensation expense, integration and restructuring expenses, contract termination fees, adjustment for CRTC Part II fees decision, and settlement of pension obligations.
(2)
In addition to Wireless, Cable Operations and Rogers Media PP&E expenditures, consolidated additions to PP&E includes expenditures related to billing system development and corporately owned real estate.

(3)	Pre-tax free cash flow is defined as adjusted operating profit less PP&E expenditures and interest expense and is not a term defined under Canadian GAAP.
(4)	Management currently expects that its 2011 cash income tax payments will not exceed the 2010 guidance and that it will nnot be fully cash taxable until 2012.
(5)
This supplemental detail does not represent part of our formal 2010 guidance, and is provided for informative purposes only. Any updates over the course of 2010 would only be made to the consolidated level guidance ranges provided above.

(6)	Includes cable television, residential high-speed Internet and residential telephony services; excludes Rogers Business Solutions and Rogers Retail.

Rogers Communications Inc.	31	Fourth Quarter 2009 Earnings Release

KEY PERFORMANCE INDICATORS AND NON-GAAP MEASURES

SUPPLEMENTARY INFORMATION
Calculations of Wireless Non-GAAP Measures

(In millions of dollars, subscribers in thousands,	Three months ended December 31,		Twelve months ended December 31,
except ARPU figures and adjusted operating profit margin)	2009	2008	2009	2008

Postpaid ARPU (monthly)
Postpaid (voice and data) revenue	$1,524	$1,428	$5,948	$5,558
Divided by: average postpaid wireless voice and data subscribers	6,919	6,361	6,705	6,142
Divided by: 3 months for the quarter and 12 months for the year-to-date	3	3	12	12
	$73.42	$74.83	$73.93	$75.41

Prepaid ARPU (monthly)
Prepaid (voice and data) revenue	$74	$70	$297	$285
Divided by: average prepaid subscribers	1,505	1,467	1,479	1,426
Divided by: 3 months for the quarter and 12 months for the year-to-date	3	3	12	12
	$16.39	$15.91	$16.73	$16.65

Blended ARPU (monthly)
Voice and data revenue	$1,598	$1,498	$6,245	$5,843
Divided by: average wireless voice and data subscribers	8,424	7,828	8,184	7,568
Divided by: 3 months for the quarter and 12 months for the year-to-date	3	3	12	12
	$63.23	$63.79	$63.59	$64.34

Adjusted operating profit margin
Adjusted operating profit	$744	$639	$3,042	$2,806
Divided by: network revenue	1,598	1,498	6,245	5,843
Adjusted operating profit margin	46.6%	42.7%	48.7%	48.0%

SUPPLEMENTARY INFORMATION
Calculations of Cable Non-GAAP Measures

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars, except adjusted operating profit margin)	2009	2008	2009	2008

Cable Operations adjusted operating profit margin:
Adjusted operating profit	$322	$298	$1,298	$1,171
Divided by revenue	795	741	3,074	2,878
Cable Operations adjusted operating profit margin	40.5%	40.2%	42.2%	40.7%

RBS adjusted operating profit margin:
Adjusted operating profit	$5	$14	$35	$59
Divided by revenue	124	132	503	526
RBS adjusted operating profit margin	4.0%	10.6%	7.0%	11.2%

Rogers Communications Inc.	32	Fourth Quarter 2009 Earnings Release

SUPPLEMENTARY INFORMATION
Calculation of Adjusted Operating Profit, Net Income and Earnings Per Share

	Three months ended December 31,		Twelve months ended December 31,
(In millions of dollars, number of shares outstanding in millions)	2009	2008	2009	2008

Operating profit	$1,049	$902	$4,316	$4,078
Add (deduct):
Stock-based compensation expense (recovery)	29	25	(33)	(100)
Settlement of pension obligations	30	-	30	-
Integration and restructuring expenses	65	41	117	51
Contract termination fees	7	-	19	-
Adjustment for CRTC Part II fees decision	(79)	-	(61)	31
Adjusted operating profit	$1,101	$968	$4,388	$4,060

Net income (loss)	$310	$(138)	$1,478	$1,002
Add (deduct):
Stock-based compensation expense (recovery)	29	25	(33)	(100)
Settlement of pension obligations	30	-	30	-
Integration and restructuring expenses	65	41	117	51
Contract termination fees	7	-	19	-
Adjustment for CRTC Part II fees decision	(79)	-	(61)	31
Loss on repayment of long-term debt	7	-	7	-
Impairment losses on goodwill, intangible assets and other long-term assets	18	294	18	294
Debt issuance costs	6	-	11	16
Income tax impact	(23)	(58)	(30)	(34)
Adjusted net income	$370	$164	$1,556	$1,260

Adjusted basic and diluted earnings per share:
Adjusted net income	$370	$164	$1,556	$1,260
Divided by: weighted average number of shares outstanding	603	636	621	638
Adjusted basic and diluted earnings per share	$0.61	$0.26	$2.51	$1.98

Rogers Communications Inc.	33	Fourth Quarter 2009 Earnings Release

SUPPLEMENTARY INFORMATION
Quarterly Consolidated Financial Summary

	2009				2008
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Income Statement
Operating Revenue
Wireless	$1,544	$1,616	$1,760	$1,734	$1,431	$1,522	$1,727	$1,655
Cable	968	972	989	1,019	925	938	961	985
Media	284	366	364	393	307	409	386	394
Corporate and eliminations	(49)	(63)	(77)	(89)	(54)	(66)	(92)	(93)
	2,747	2,891	3,036	3,057	2,609	2,803	2,982	2,941

Operating profit (loss) before the undernoted
Wireless	710	742	846	744	705	769	693	639
Cable	324	332	329	325	303	304	318	313
Media	(10)	37	36	52	2	52	43	46
Corporate and eliminations	(19)	(28)	(30)	(20)	(26)	(36)	(29)	(30)
	1,005	1,083	1,181	1,101	984	1,089	1,025	968
Stock-based compensation recovery (expense)(1)	81	(13)	(6)	(29)	116	(53)	62	(25)
Settlement of pension obligations(2)	-	-	-	(30)	-	-	-	-
Integration and restructuring expenses(3)	(4)	(37)	(11)	(65)	(5)	(3)	(2)	(41)
Contract termination fees(4)	-	-	(12)	(7)	-	-	-	-
Adjustment for CRTC Part II fees decision(5)	-	-	-	79	-	(37)	-	-
Operating profit(6)	1,082	1,033	1,152	1,049	1,095	996	1,085	902
Depreciation and amortization	444	446	416	424	440	420	429	471
Impairment losses on goodwill, intangible assets and other long-term assets(7)	-	-	-	18	-	-	-	294
Operating income	638	587	736	607	655	576	656	137
Interest on long-term debt	(152)	(156)	(166)	(173)	(138)	(133)	(147)	(157)
Debt issuance costs	-	(5)	-	(6)	-	-	(16)	-
Other income (expense)	(17)	73	44	(30)	(3)	11	16	(31)
Income tax expense	(160)	(125)	(129)	(88)	(170)	(153)	(14)	(87)
Net income (loss) for the period	$309	$374	$485	$310	$344	$301	$495	$(138)

Net income (loss) per share:
Basic	$0.49	$0.59	$0.79	$0.51	$0.54	$0.47	$0.78	$(0.22)
Diluted	$0.49	$0.59	$0.79	$0.51	$0.54	$0.47	$0.78	$(0.22)

Additions to property, plant and equipment(6)	$359	$434	$491	$571	$321	$481	$436	$783

(1)	See the section entitled “Stock-based Compensation”.
(2)	Relates to the settlement of pension obligations for all employees in the pension plans who had retired as of January 1, 2009 as a result of annuity purchases by the Company’s pension plans.
(3)
Costs incurred relate to severances resulting from the targeted restructuring of our employee base to combine the Cable and Wireless businesses into a communications organization and to improve our cost structure in light of the current economic and competitive conditions, severances and restructuring expenses related to the outsourcing of certain information technology functions, the integration of Call-Net, Futureway and Aurora Cable, the restructuring of RBS, and the closure of certain Rogers Retail stores.

(4)	Relates to the termination and release of certain Blue Jays players from the remaining term of their contracts.
(5)
Relates to an adjustment for CRTC Part II fees related to prior periods. The adjustments related to Part II CRTC fees are applicable to the quarters in which they occur and only partially impact the full years.

(6)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.
(7)
In the fourth quarter of 2009 and 2008, we determined that the fair values of certain broadcasting assets were lower than their carrying values. This primarily resulted from weakening industry expectations and declines in advertising revenues amidst the slowing economy. As a result, we recorded an aggregate non-cash impairment charge of $18 million in 2009 with the following components: $5 million related to broadcast licences and $13 million related to other long-term assets; and $294 million in 2008 with the following components: $154 million related to goodwill, $75 million related to broadcast licences and $65 million related to intangible assets and other long-term assets.

Rogers Communications Inc.	34	Fourth Quarter 2009 Earnings Release

SUPPLEMENTARY INFORMATION
Adjusted Quarterly Consolidated Financial Summary(1)

	2009				2008
(In millions of dollars,
except per share amounts)	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Income Statement
Operating Revenue
Wireless	$1,544	$1,616	$1,760	$1,734	$1,431	$1,522	$1,727	$1,655
Cable	968	972	989	1,019	925	938	961	985
Media	284	366	364	393	307	409	386	394
Corporate and eliminations	(49)	(63)	(77)	(89)	(54)	(66)	(92)	(93)
	2,747	2,891	3,036	3,057	2,609	2,803	2,982	2,941

Adjusted operating profit (loss)(2)
Wireless	710	742	846	744	705	769	693	639
Cable	324	332	329	325	303	304	318	313
Media	(10)	37	36	52	2	52	43	46
Corporate and eliminations	(19)	(28)	(30)	(20)	(26)	(36)	(29)	(30)
	1,005	1,083	1,181	1,101	984	1,089	1,025	968
Depreciation and amortization	444	446	416	424	440	420	429	471
Adjusted operating income	561	637	765	677	544	669	596	497
Interest on long-term debt	(152)	(156)	(166)	(173)	(138)	(133)	(147)	(157)
Other income (expense)	(17)	73	44	(23)	(3)	11	16	(31)
Income tax expense	(136)	(142)	(138)	(111)	(133)	(183)	-	(145)
Adjusted net income for the period	$256	$412	$505	$370	$270	$364	$465	$164

Adjusted net income per share:
Basic	$0.40	$0.65	$0.82	$0.61	$0.42	$0.57	$0.73	$0.26
Diluted	$0.40	$0.65	$0.82	$0.61	$0.42	$0.57	$0.73	$0.26

Additions to property, plant and equipment(2)	$359	$434	$491	$571	$321	$481	$436	$783

(1)
This quarterly summary has been adjusted to exclude stock-based compensation (recovery) expense, integration and restructuring expenses, contract termination fees, adjustments to CRTC Part II fees related to prior periods, pension settlement, debt issuance costs, loss on repayment of long-term debt, impairment losses on goodwill, intangible asset and other long-term assets and the income tax impact related to the above items. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

(2)	As defined. See the section entitled “Key Performance Indicators and Non-GAAP Measures”.

Rogers Communications Inc.	35	Fourth Quarter 2009 Earnings Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Income

	Three Months Ended		Twelve months ended
	December 31,		December 31,
(In millions of dollars, except per share amounts)	2009	2008	2009	2008

Operating revenue	$3,057	$2,941	$11,731	$11,335
Operating expenses:
Cost of sales	397	408	1,380	1,303
Sales and marketing	330	381	1,207	1,334
Operating, general and administrative	1,186	1,209	4,681	4,569
Settlement of pension obligations	30	-	30	-
Integration and restructuring	65	41	117	51
Depreciation and amortization	424	471	1,730	1,760
Impairment losses on goodwill, intangible assets and other long-term assets	18	294	18	294
Operating income	607	137	2,568	2,024
Interest on long-term debt	(173)	(157)	(647)	(575)
Debt issuance costs	(6)	-	(11)	(16)
Foreign exchange gain (loss)	13	(77)	136	(99)
Loss on repayment of long-term debt	(7)	-	(7)	-
Change in fair value of derivative instruments	(37)	43	(65)	64
Other income, net	1	3	6	28
Income (loss) before income taxes	398	(51)	1,980	1,426
Income tax expense (recovery):
Current	104	1	215	3
Future	(16)	86	287	421

Net income (loss) for the period	$310	$(138)	$1,478	$1,002

Net income per share:
Basic and diluted	$0.51	$(0.22)	$2.38	$1.57

Rogers Communications Inc.	36	Fourth Quarter 2009 Earnings Release

Rogers Communications Inc.
Unaudited Consolidated Statements of Cash Flows

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars)	2009	2008	2009	2008

Cash provided by (used in):
Operating activities:
Net income (loss) for the period	$310	$(138)	$1,478	$1,002
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	424	471	1,730	1,760
Impairment losses on goodwill, intangible assets, and other long-term assets	18	294	18	294
Program rights and Rogers Retail rental amortization	55	43	174	146
Future income taxes	(16)	86	287	421
Unrealized foreign exchange loss (gain)	(12)	53	(126)	65
Loss on repayment of long-term debt	7	-	7	-
Change the fair value of derivative instruments	37	(43)	65	(64)
Settlement of pension obligations	30	-	30	-
Pension contributions, net of expense	(10)	(9)	(102)	(22)
Stock-based compensation expense (recovery)	29	25	(33)	(100)
Amortization of fair value increment of long-term debt	(1)	(1)	(5)	(5)
Other	(2)	14	3	3
	869	795	3,526	3,500
Change in non-cash operating working capital items	138	36	264	(215)
	1,007	831	3,790	3,285

Investing activities:
Additions to property, plant and equipment	(571)	(783)	(1,855)	(2,021)
Change in non-cash working capital items related to property, plant and equipment	36	147	(55)	40
Acquisition of spectrum licences	-	-	(40)	(1,008)
Investment in Cogeco Inc. and Cogeco Cable Inc.	(163)	-	(163)	-
Acquisitions, net of cash and cash equivalents acquired	5	-	(11)	(191)
Additions to program rights	(54)	(55)	(185)	(150)
Other	(9)	15	(15)	15
	(756)	(676)	(2,324)	(3,315)

Financing activities:
Issuance of long-term debt	1,050	675	2,875	4,474
Repayment of long-term debt	(474)	(655)	(1,885)	(3,335)
Premium on repayment of long-term debt	(8)	-	(8)	-
Payment on re-couponing of cross-currency interest rate exchange agreements	-	-	-	(375)
Payment on settlement of cross-currency interest rate exchange agreements and forward contracts	(431)	(969)	(431)	(969)
Proceeds on settlement of cross-currency interest rate exchange agreements and forward contracts	433	970	433	970
Repurchase of Class B Non-Voting shares	(430)	-	(1,347)	(137)
Issuance of capital stock on exercise of stock options	1	1	3	3
Dividends paid	(177)	(159)	(704)	(559)
	(36)	(137)	(1,064)	72
Increase in cash and cash equivalents	215	18	402	42

Cash and cash equivalents (deficiency), beginning of period	168	(37)	(19)	(61)

Cash and cash equivalents (deficiency), end of period	$383	$(19)	$383	$(19)

Supplemental cash flow information:
Income taxes paid	$7	$-	$8	$1
Interest paid	178	162	632	532

Cash and cash equivalents (deficiency) are defined as cash and short-term deposits which have an original maturity of less than 90 days, less bank advances.

Change in Non-Cash Working Capital Items

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
(In millions of dollars)	2009	2008	2009	2008

Cash provided by (used in):
Decrease (increase) in accounts receivable	$(72)	$(92)	$93	$(166)
Decrease (increase) in other assets	60	(105)	76	(176)
Increase in accounts payable and accrued liabilities	130	220	50	115
Increase in unearned revenue	20	13	45	12

	$138	$36	$264	$(215)

Rogers Communications Inc.	37	Fourth Quarter 2009 Earnings Release

Rogers Communications Inc.
Unaudited Consolidated Balance Sheets

	December 31,	December 31,
(In millions of dollars)	2009	2008

Assets

Current assets
Cash and cash equivalents	$383	$-
Accounts receivable	1,310	1,403
Other current assets	338	442
Current portion of derivative instruments	4	-
Future income tax assets	220	451
	2,255	2,296

Property, plant and equipment	8,197	7,898
Goodwill	3,018	3,024
Intangible assets	2,643	2,761
Investments	547	343
Derivative instruments	78	507
Other long-term assets	280	253
	$17,018	$17,082

Liabilities and Shareholders' Equity

Liabilities
Current liabilities
Bank advances, arising from outstanding cheques	$-	$19
Accounts payable and accrued liabilities	2,383	2,412
Current portion of long-term debt	1	1
Current portion of derivative instruments	80	45
Unearned revenue	284	239
	2,748	2,716

Long-term debt	8,463	8,506
Derivative instruments	1,004	616
Other long-term liabilities	133	184
Future income tax liabilities	397	344
	12,745	12,366

Shareholders' equity	4,273	4,716

	$17,018	$17,082

Rogers Communications Inc.	38	Fourth Quarter 2009 Earnings Release

SUPPLEMENTARY INFORMATION

Investments

	December 31,	December 31,
(In millions of dollars)	2009	2008

	Carrying	Carrying
	Value	Value

Publicly traded companies, at quoted market value:

Cogeco Cable Inc. 9,795,675 Subordinate Voting Common shares
(2008 - 6,595,675)	$343	$228

Cogeco Inc. 5,023,300 Subordindate Voting Common shares
(2008 - 3,399,800)	144	85

Other publicly traded companies	9	6
	496	319

Private companies, at cost	18	17

Investments accounted for by the equity method	33	7

	$547	$343

Rogers Communications Inc.	39	Fourth Quarter 2009 Earnings Release

Long-term Debt

	Due	Principal	Interest	December 31,	December 31,
(In millions of dollars)	date	amount	Rate	2009	2008

Corporate:
Bank credit facility			Floating	$-	$585
Senior Notes	2016	$1,000	5.80%	1,000	-
Senior Notes	2018	U.S. 1,400	6.80%	1,471	1,714
Senior Notes	2019	500	5.38%	500	-
Senior Notes	2038	U.S. 350	7.50%	368	429
Senior Notes	2039	500	6.68%	500	-
Formerly Rogers Wireless Inc.:
Senior Notes	2011	U.S. 490	9.625%	515	600
Senior Notes	2011	460	7.625%	460	460
Senior Notes	2012	U.S. 470	7.25%	494	575
Senior Notes	2014	U.S. 750	6.375%	788	918
Senior Notes	2015	U.S. 550	7.50%	578	673
Senior Subordinated Notes	2012	U.S. 400	8.00%	-	490
Fair value increment arising from purchase accounting				6	12
Formerly Rogers Cable Inc.:
Senior Notes	2011	175	7.25%	175	175
Senior Notes	2012	U.S. 350	7.875%	368	429
Senior Notes	2013	U.S. 350	6.25%	368	429
Senior Notes	2014	U.S. 350	5.50%	368	429
Senior Notes	2015	U.S. 280	6.75%	294	343
Senior Debentures	2032	U.S. 200	8.75%	210	245

Capital leases and other			Various	1	1
				8,464	8,507

Less current portion				1	1
				$8,463	$8,506

Shareholders’ Equity

									Accumulated
									other
	Class A Voting Shares			Class B Non-Voting Shares					comprehensive	Total
		Number of			Number of		Contributed	Retained	income	shareholders'
	Amount	shares		Amount	shares		surplus	earnings	(loss)	equity
(In millions of dollars, except number of shares)		(000s	)		(000s	)
Balances, January 1, 2009	$72	112,462		$488	523,430		$3,560	$691	$(95)	$4,716
Net income for the year	-	-		-	-		-	1,478	-	1,478
Shares issued on exercise of stock options	-	-		9	294		-	-	-	9
Dividends declared	-	-		-	-		-	(721)	-	(721)
Repurchase of Class B Non-Voting shares	-	-		(41)	(43,776)		(1,256)	(50)	-	(1,347)
Other comprehensive income	-	-		-	-		-	-	138	138
Balances, December 31, 2009	$72	112,462		$456	479,948		$2,304	$1,398	$43	$4,273

Rogers Communications Inc.	40	Fourth Quarter 2009 Earnings Release

Calculation of Net Income (Loss) Per Share

	Three Months Ended		Twelve months ended
	December 31,		December 31,
(In millions, except per share amounts)	2009	2008	2009	2008

Numerator:
Net income (loss) for the period, basic and diluted	$310	$(138)	$1,478	$1,002

Denominator (in millions):
Weighted average number of shares outstanding - basic and diluted	603	636	621	638

Net income (loss) per share:
Basic and diluted	$0.51	$(0.22)	$2.38	$1.57

Rogers Communications Inc.	41	Fourth Quarter 2009 Earnings Release

Segmented Information

For the Three Months Ended December 31, 2009

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,734	$1,019	$393	$(89)	$3,057

Cost of sales	308	61	51	(23)	397
Sales and marketing	186	112	56	(24)	330
Operating, general and administrative	496	521	234	(22)	1,229
	744	325	52	(20)	1,101
Settlement of pension obligations	3	11	15	1	30
Integration and restructuring	19	29	14	3	65
Stock-based compensation expense	5	9	5	10	29
Contract termination fees	-	-	7	-	7
Adjustment for CRTC Part II fees decision	-	(60)	(19)	-	(79)
	717	336	30	(34)	1,049
Depreciation and amortization	171	204	16	33	424
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	18	-	18
Operating income (loss)	$546	$132	$(4)	$(67)	$607
Interest on long-term debt					(173)
Debt issuance costs					(6)
Loss on repayment of long-term debt					(7)
Foreign exchange gain					13
Change in fair value of derivative instruments					(37)
Other income					1
Income before income taxes					$398
Additions to PP&E	$266	$217	$21	$67	$571

For the Three Months Ended December 31, 2008

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$1,655	$985	$394	$(93)	$2,941

Cost of sales	326	59	49	(26)	408
Sales and marketing	214	115	79	(27)	381
Operating, general and administrative	476	498	220	(10)	1,184
	639	313	46	(30)	968
Integration and restructuring	14	10	11	6	41
Stock-based compensation expense	4	7	5	9	25
	621	296	30	(45)	902
Depreciation and amortization	178	206	19	68	471
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	294	-	294
Operating income (loss)	$443	$90	$(283)	$(113)	$137

Interest on long-term debt					(157)
Foreign exchange loss					(77)
Change in fair value of derivative instruments					43
Other income					3
Loss before income taxes					$(51)
Additions to PP&E	$310	$356	$32	$85	$783

Rogers Communications Inc.	42	Fourth Quarter 2009 Earnings Release

Segmented Information

For the Twelve Months Ended December 31, 2009

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$6,654	$3,948	$1,407	$(278)	$11,731

Cost of sales	1,059	201	167	(47)	1,380
Sales and marketing	630	446	209	(78)	1,207
Operating, general and administrative	1,923	1,977	912	(56)	4,756
	3,042	1,324	119	(97)	4,388
Settlement of pension obligations	3	11	15	1	30
Integration and restructuring	33	46	35	3	117
Contract termination fees	-	-	19	-	19
Stock-based compensation recovery	-	(12)	(8)	(13)	(33)
Adjustment for CRTC Part II fees decision	-	(46)	(15)	-	(61)
	3,006	1,325	73	(88)	4,316
Depreciation and amortization	660	808	63	199	1,730
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	18	-	18
Operating income (loss)	$2,346	$517	$(8)	$(287)	$2,568
Interest on long-term debt					(647)
Debt issuance costs					(11)
Loss on repayment of long-term debt					(7)
Foreign exchange gain					136
Change in fair value of derivative instruments					(65)
Other income					6
Income before income taxes					$1,980
Additions to PP&E	$865	$693	$62	$235	$1,855

For the Twelve Months Ended December 31, 2008

(In millions of dollars)	Wireless	Cable	Media	Corporate items and eliminations	Consolidated Totals

Operating revenue	$6,335	$3,809	$1,496	$(305)	$11,335

Cost of sales	1,005	197	178	(77)	1,303
Sales and marketing	691	466	269	(92)	1,334
Operating, general and administrative	1,833	1,913	907	(15)	4,638
	2,806	1,233	142	(121)	4,060
Integration and restructuring	14	20	11	6	51
Stock-based compensation recovery	(5)	(32)	(17)	(46)	(100)
Adjustment for CRTC Part II fees decision	-	25	6	-	31
	2,797	1,220	142	(81)	4,078
Depreciation and amortization	588	791	76	305	1,760
Impairment losses on goodwill, intangible assets and other long-term assets	-	-	294	-	294
Operating income (loss)	$2,209	$429	$(228)	$(386)	$2,024
Interest on long-term debt					(575)
Debt issuance costs					(16)
Foreign exchange loss					(99)
Change in fair value of derivative instruments					64
Other income					28
Income before income taxes					$1,426
Additions to PP&E	$929	$886	$81	$125	$2,021

Rogers Communications Inc.	43	Fourth Quarter 2009 Earnings Release

Segmented Information

For the Three Months Ended December 31, 2009
	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$795	$124	$110	$(10)	$1,019

Cost of sales	-	-	61	-	61
Sales and marketing	61	7	45	(1)	112
Operating, general and administrative	412	112	6	(9)	521
	322	5	(2)	-	325
Settlement of pension obligations	10	-	1	-	11
Integration and restructuring	20	2	7	-	29
Stock-based compensation expense	8	1	-	-	9
Adjustment for CRTC Part II fees decision	(60)	-	-	-	(60)
	344	2	(10)	-	336
Depreciation and amortization					204
Operating income					$132
Additions to PP&E	$202	$10	$5	$-	$217

For the Three Months Ended December 31, 2008

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$741	$132	$117	$(5)	$985

Cost of sales	-	-	59	-	59
Sales and marketing	58	7	50	-	115
Operating, general and administrative	385	111	7	(5)	498
	298	14	1	-	313
Integration and restructuring	7	2	1	-	10
Stock-based compensation expense	7	-	-	-	7
	284	12	-	-	296
Depreciation and amortization					206
Operating income					$90
Additions to PP&E	$336	$11	$9	$-	$356

Rogers Communications Inc.	44	Fourth Quarter 2009 Earnings Release

Segmented Information

For the Twelve Months Ended December 31, 2009

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$3,074	$503	$399	$(28)	$3,948

Cost of sales	-	-	201	-	201
Sales and marketing	243	26	182	(5)	446
Operating, general and administrative	1,533	442	25	(23)	1,977
	1,298	35	(9)	-	1,324
Settlement of pension obligations	10	-	1	-	11
Integration and restructuring	31	3	12	-	46
Stock-based compensation (recovery) expense	(12)	1	(1)	-	(12)
Adjustment for CRTC Part II fees decision	(46)	-	-	-	(46)
	1,315	31	(21)	-	1,325
Depreciation and amortization					808
Operating income					$517
Additions to PP&E	$642	$37	$14	$-	$693

For the Twelve Months Ended December 31, 2008

	Cable
(In millions of dollars)	Cable Operations	RBS	Rogers Retail	Corporate items and eliminations	Total Cable

Operating revenue	$2,878	$526	$417	$(12)	$3,809

Cost of sales	-	-	197	-	197
Sales and marketing	248	26	192	-	466
Operating, general and administrative	1,459	441	25	(12)	1,913
	1,171	59	3	-	1,233
Integration and restructuring	9	6	5	-	20
Stock-based compensation recovery	(30)	(1)	(1)	-	(32)
Adjustment for CRTC Part II fees decision	25	-	-	-	25
	1,167	54	(1)	-	1,220
Depreciation and amortization					791
Operating income					$429
Additions to PP&E	$829	$36	$21	$-	$886

Rogers Communications Inc.	45	Fourth Quarter 2009 Earnings Release

Audited Full Year 2009 Financial Statements

In late February 2010, we intend to file with securities regulators in Canada and the U.S. our Audited Annual Consolidated Financial Statements and Notes thereto for the year ended December 31, 2009 and MD&A in respect of such annual financial statements. Notification of such filings will be made by a press release and such statements will be made available on the rogers.com, sedar.com, and sec.gov websites or upon request.

Caution Regarding Forward-Looking Statements, Risks and Assumptions

This earnings release includes forward-looking statements and assumptions concerning our business, its operations and its financial performance and condition approved by management on the date of this earnings release. These forward-looking statements and assumptions include, but are not limited to, statements with respect to our objectives and strategies to achieve those objectives, statements with respect to our beliefs, plans, expectations, anticipations, estimates or intentions, including guidance and forecasts relating to revenue, adjusted operating profit, PP&E expenditures, free cash flow, expected growth in subscribers and the services to which they subscribe, the cost of acquiring subscribers and the deployment of new services and all other statements that are not historical facts. Such forward-looking statements are based on current objectives, strategies, expectations and assumptions, most of which are confidential and proprietary, that we believe to be reasonable at the time including, but not limited to, general economic and industry growth rates, currency exchange rates, product pricing levels and competitive intensity, subscriber growth and usage rates, changes in government regulation, technology deployment, device availability, the timing of new product launches, content and equipment costs, the integration of acquisitions, and industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be considered or announced or may occur after the date of the financial information contained herein.

We caution that all forward-looking information, including any statement regarding our current intentions, is inherently subject to change and uncertainty and that actual results may differ materially from the assumptions, estimates or expectations reflected in the forward-looking information. A number of factors could cause actual results to differ materially from those in the forward-looking statements or could cause our current objectives and strategies to change, including but not limited to economic conditions, technological change, the integration of acquisitions, unanticipated changes in content or equipment costs, changing conditions in the entertainment, information and communications industries, regulatory changes, litigation and tax matters, the level of competitive intensity and the emergence of new opportunities, many of which are beyond our control and current expectation or knowledge. Therefore, should one or more of these risks materialize, should our objectives or strategies change, or should any other factors underlying the forward-looking statements prove incorrect, actual results and our plans may vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering any such forward-looking information herein and that it would be unreasonable to rely on such statements as creating any legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any forward-looking statements or assumptions whether as a result of new information, future events or otherwise, except as required by law.

Rogers Communications Inc.	46	Fourth Quarter 2009 Earnings Release

Before making any investment decisions and for a detailed discussion of the risks, uncertainties and environment associated with our business, see the MD&A sections of our 2008 Annual Report entitled “Risks and Uncertainties Affecting Our Businesses” (found on pages 61 to 66), as well as the “Updates to Risks and Uncertainties” and “Government Regulation and Regulatory Developments” sections of our Third Quarter 2009 MD&A. Our annual and quarterly reports can be found online at rogers.com, sedar.com, and sec.gov or are available directly from Rogers.

About the Company

We are a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Rogers Wireless, Canada's largest wireless provider. Through Rogers Cable we are one of Canada's largest providers of cable television services as well as high-speed Internet access, telephony services and video retailing. Through Rogers Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX: RCI.a and RCI.b) and on the New York Stock Exchange (NYSE: RCI).

For further information about the Rogers group of companies, please visit www.rogers.com.

Investment Community Contacts

Bruce M. Mann, 416.935.3532, bruce.mann@rci.rogers.com
Dan Coombes, 416.935.3550, dan.coombes@rci.rogers.com

Media Contacts

Wireless and Cable: Terrie Tweddle, 416.935.4727, terrie.tweddle@rci.rogers.com
Media and Regulatory: Jan Innes, 416.935.3525, jan.innes@rci.rogers.com

Quarterly Investment Community Conference Call

As previously announced by press release, a live Webcast of our quarterly results conference call with the investment community will be broadcast via the Internet at rogers.com/webcast beginning at 8:00 a.m. ET today, February 17, 2010. A rebroadcast of this teleconference will be available on the Webcast Archive page of the Investor Relations section of rogers.com for a period of at least two weeks following the conference call.

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Rogers Communications Inc.	47	Fourth Quarter 2009 Earnings Release